                                 UNITED STATES
                       SECURITIES & EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Post-effective Amendment No. 5


                                      to

                                  FORM 10-SB


                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               SpectraFAX Corp.
                ----------------------------------------------
                (Name of Small Business Issuer in its charter)


            Florida                                             59-2412164
------------------------------                              -------------------
(State or other jurisdiction of                                (IRS Employer
 incorporation or organization)                             Identification No.)



         3050 N. Horseshoe Dr., Suite 100, Naples                 34104
       ------------------------------------------               ----------
         (Address of principal executive offices)               (Zip Code)


Issuer's telephone number (941) 643-8700

Securities to be registered pursuant to Section 12(b) of the Act.

   Title of each class                Name of each exchange on which registered

          None
   --------------------               -----------------------------------------


Securities to be registered pursuant to Section 12(g) of the Act

                         Common Stock, $.0001 par value
             -------------------------------------------------------
                                (Title of Class)


             -------------------------------------------------------
                                (Title of Class)


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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

HISTORY

         SpectraFAX was organized under the laws of the State of Florida on September 20, 1983. From inception to 1989 the Company was engaged in the research and development of fax systems. In 1989, the Company commenced the sale of fax systems to major corporations. However, in 1995, there was an industry change in the operating systems of computers from DOS (disk operating system) to NT (new technology). As a result, the Company had to re-engineer its products (1995-1997) to conform to the NT computer. In 1997 the Company commenced selling its new products. In 1998, the Company again had to re-engineer its products to become Y2K compliant. This was accomplished and in 1999, the Company began offering its Y2K compliant system. As a result of the aforementioned, revenues to date have not been significant.

OVERVIEW

         SpectraFAX manufactures and markets high quality fax processing systems ("Fax Liaison Systems") to large corporations and Government agencies. The Fax Liaison System is a turnkey hardware/software multi-purpose fax server that smoothly integrates fax and voice communications functions into corporate information processing. Fax Liaison Systems come with a dedicated PC and voice and fax cards. It runs on Microsoft Windows NT 4.0, Microsoft Office Professional, and programs written by SpectraFAX. Fax Liaison is the "fax gateway" for Microsoft Exchange which allows Exchange clients to send and receive fax mail from the same mailbox used to manage their e-mail. Customers, including IBM, Hewlett-Packard, Duracell, Bristol-Meyers and the U.S. Treasury Department, use SpectraFAX's patented Fax Liaison(TM) fax server to deliver information to users worldwide.

         SpectraFAX has the ability to link fax processes to internal computing environments in large organizations. This allows a fax-equipped caller to retrieve "live data" such as current inventory levels, customer order status, delivery notifications, and so forth by fax.

         The Company's Fax Liaison System consists primarily of Fax Information Dissemination Software, Fax Transaction Processing, and Fax Messaging.

         Fax Information Dissemination Software

         Through the Company's Fax Information Dissemination Software, information can be broadly disseminated by fax through the Fax-on-Demand or Fax Broadcast applications. Fax-on-Demand allows users to call and use touch tone keys to access the system. In response to voice prompts, callers select the information they wish to receive. The system then delivers the requested information by fax. The key benefit is that the user can request information and receive an immediate printed response 24 hours a day, 7 days a week. This technology delivers on the promise of computer-based information systems without requiring the user to have, or learn how to use, a computer. Fax Broadcast, on the other hand, is the automatic transmission of fax information to one or more recipients. The broadcast may be as a result of a request by the recipient to be included on a distribution list (for a newsletter, product announcement, etc.) or notification to be sent to a defined set of individuals (sales managers, branch managers, customers, and so forth). The Fax Broadcast application also allows centralized control of outbound fax lines from a single control console. In addition to the inherent speed of fax messages there are substantial savings in using fax broadcast over either enhanced delivery services (Fed Ex.) or the U.S. Postal Service.


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         Fax Transaction Processing

         Through the Company's Fax Transaction Processing Services, fax machines are used to conduct and optionally confirm a transaction. A user placing an order enters requirements by filling out an order form and sending it, by fax, to the system. The system "reads" the fax, extracts the data and delivers the resulting information to an order fulfillment system. After the fulfillment system has computed pricing, delivery, and so forth, a confirmation of the transaction is delivered by fax moments later. When the ordered item is shipped, an invoice can be sent by fax. If the buyer fails to pay, a dunning notice can also be faxed.

         This application is aimed at reducing the costs and time delays inherent in current sales processes. The benefits reach far beyond the hard dollar data entry savings to the key areas of improved customer service, reduced selling cycle time, less chance for human error, and faster payment. Exploiting this application is the major growth opportunity for SpectraFAX.

         Fax Messaging

         Through the Company's Fax Messaging, a process very similar to voice messaging is used but, with this application, the messages stored and retrieved are written rather than verbal. Faxes sent to a user are digitized and stored in a confidential "Fax Mailbox". The intended recipient can call and retrieve the stored fax messages from any convenient fax-equipped location. The user benefits include time savings, ability to work "on the road," confidentiality, and message accuracy.

         An additional application under Fax Messaging is interaction between fax messaging and Local Area Networks. Substantial interest has arisen for providing LAN users with the ability to send and receive fax messages through fax servers connected to the network. SpectraFAX meets this demand through their fax/e-mail/integration application. This application allows e-mail users to send and receive faxes from their desktop PC without having to install phone lines, fax boards and software on each user's PC. Incoming faxes are delivered to the e-mail in-box along with e-mail messages.

         The common denominator of the above applications is the requirement that users planning to engage in the activity have easy access to a fax machine. In a study by Davidson Consulting, it is predicted that the market for Fax Processing Equipment will grow to more than $5 Billion by 2000. As this explosion in the fax installed base indicates, it may be harder to avoid than to find fax capable devices in the years to come. SpectraFAX is positioned for rapid growth as the market expands.

         SpectraFAX believes that the fax server market in general will be larger than the equipment market (just as the market for telephone service is larger than the market for telephone related equipment), and plans to aggressively pursue that portion of the field in order to secure greater sales and revenues.

         Although SpectraFAX offers its Fax Server product in over 20 countries approximately 90% of the Company's revenues currently come from domestic sales.


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BUSINESS STRATEGY

         The Company's strategy is to aggressively expand its fax services as follows:

         Expand Fax Services

         The Company plans to expand its Fax Services market by developing new applications for its service and expanding its service area. Among its recent innovations, the Company introduced its Fax Transaction Processing Service, which combines fax processing capabilities with text recognition technology. The result is a product capable of receiving and "reading" fax documents and forwarding the data to an order fulfillment system for further handling. In order to establish a platform for expanding sales of its Fax Transaction Processing Services, the Company intends to have installed its document distribution system in several additional locations by 2002.

         Launch Fax Services

         The Company intends to capitalize on the multi-billion dollar market for Fax Services by aggressively marketing its Fax Information Dissemination Services (including Fax Broadcast and Fax-on-Demand), Fax Transaction Processing Services, and Fax Messaging Services through its direct sales force and sales agents, and by installing the infrastructure required for the delivery of such services on a worldwide basis. By utilizing the SpectraFAX Network to minimize the cost of delivering fax documents, the Company is able to offer its Fax Services at prices which are less than the cost which would be incurred by a customer to deliver the fax using its regular telephone service. The Company currently offers its Fax Service over the internet.

         Expand SpectraFAX Network

         In order to continue to lower its fax delivery costs, the Company seeks to expand the SpectraFAX Network by adding new Nodes and leased telecommunications lines. The Company has expanded its Network by faxing over the internet. The internet message comes to the SpectraFAX Service Bureau and is delivered to a fax machine. This has allowed the Company to expand its Fax Services on a worldwide basis.

FAX PRODUCTS AND SERVICES

         The Company currently provides a wide range of fax services, focused primarily on reliable electronic document distribution at affordable rates.

         Fax Information Dissemination Services

         The Company continues to focus on the development of its Fax Information Dissemination Services. The Company's Fax Broadcast Service enables a customer to rapidly distribute the same document to multiple recipients by sending a single transmission through the Company's system to a list of fax addresses. For example, use of the Fax Broadcast service allows a newsletter publisher to send its newsletter to all of its subscribers in a matter of minutes by means of a single transmission of such newsletter to the Company. This process may save significant amounts relative to the costs of printing and mailing or managing the fax process and documenting the delivery of


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the fax communication to addressees. Customers of the Fax Broadcast service include financial services organizations, which use the service to disseminate research reports; cruise lines, which use the service to send notices to travel agents regarding fares and availability; political groups, which use the service to transmit campaign information; trade associations, which use the service to disseminate information to their members; and public relations firms and investor relations groups, which use the service to disseminate press releases and earnings reports. While the Company's typical fax broadcast is transmitted to approximately 50 to 1000 recipients, customers have sent a single fax broadcast to as many as approximately 50,000 to 100,000 recipients. The Company believes that its fax broadcast service is the largest component of the enhanced fax services market.

         Fax-on-Demand, the Company's other primary Fax Information Dissemination Service, enables a customer to receive information from the Company's system when using a fax-equipped computer or fax machine. In contrast to the Fax Broadcast Service, in which the same document is typically transmitted to numerous recipients using a previously stored list of fax addresses, the Fax-on-Demand Service typically involves the transmission of a single document to a single recipient. The Company's Fax-on-Demand Service tends to involve the processing of a large volume of individual communications, each of which is in the same format but contains different information. For example, using Fax-on-Demand, a customer could place a request for information regarding a product into the manufacturer's mainframe computer, which would then forward the requested information to the customer, by fax, during the same phone call. A customer dials a number from any fax machine and listens to voice prompts, presses appropriate keys on the keypad and presses the start button on the fax machine when prompted to do so. At that time they receive requested information as a fax. The three main advantages to using this technology are that the customers receive an immediate written response to their request, they receive improved customer service, and there is no cost to the Company because the customer pays for the call. Customers of the Fax-on-Demand Service range from hotel-motel chains, airlines, and cruise lines, which use the service to request room availability, to request flight schedules and ticket availability, and various other related information and then forward this information to their customers, who rely on this information in planning their trips, conferences, and other business or pleasure activities.

         Fax Transaction Processing Services

         The Company's Fax Transaction Processing Services combines fax processing capabilities with text recognition technology, resulting in a product that is able to "read" and receive incoming fax documents. After the incoming fax documents have been "read" by the system, they are forwarded to a computer-based system for immediate and automatic fulfillment of the order. Through the use of this type of system, a temporary employee's time card can be faxed in, automatically "read," and a check issued without manual keying of the data. This application is particularly useful in the areas of order entry (as illustrated above), political polling, and survey tabulation to name a few. Furthermore, the removal of the manual data entry process, combined with the "paperless" fax process, avoids the labor costs, delivery expense, the element of human error, and the delays resulting from manual processing. The use of this type of system also leads to a reduced selling cycle time, and faster payment.

         Customer Access

         A key feature of the Company's Fax Services is the variety of methods available to customers to access its services and retrieve customer service information. The SpectraFAX Network can be accessed via fax input or input from a sender's personal computer, mainframe, minicomputer or local


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area network ("LAN"). In addition, the Company recently implemented its XWEB service to allow customers with internet access to subscribe to and use the Company's fax and messaging services. The XWEB capability enables a customer to use existing Web browser software to send fax, telex or electronic messages, and to retrieve customer service related information, such as whether or not all of such customer's faxes have been delivered. The Company believes the combination of its multiple access options; proprietary software and sophisticated customer support for all forms of computer access to the SpectraFAX Network will enhance its ability to differentiate itself from its competitors in its markets.


MARKETS

         Fax Services

         The Company presently sells its Fax Information Dissemination Services (including Fax Broadcast and Fax-on-Demand Services), Fax Transaction Processing Services, and Fax Messaging Services to a wide range of businesses, Government agencies, trade and professional associations, political organizations and other enterprises.

         Since its inception, the Company has sought to meet the demands of its customers by developing Fax Services in response to specific needs. The Company believes that the market for Fax Services is customer and applications-driven. Expansion in the Fax Services market is expected to be derived from the continued development by the Company of various new applications for such services within particular industries ("vertical markets") and the development of individual applications which may be used in several different industries ("horizontal markets").

         Fax Information Dissemination Services

         The target market for the Company's Fax Information Dissemination Services is the global fax transmission market. The worldwide (including U.S.) fax telephone bills for the year 2002 will be over $90 billion. It was over $80 billion in 1998 (David Consulting, 1999). The Company believes that this market will continue to grow, fueled by growth in international trade and continued growth in the utilization of fax machines and computer fax devices.

         In the year 2000, fax traffic will be 170 billion minutes in North America and 332 billion minutes in the rest of the world for a total of 502 billion minutes (David Consulting, 1999).


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         The Fax Information Dissemination Services market has historically been dominated by Post Telephone and Telegraph organizations (PTTS), which furnish telecommunications services in this market at regulated rates which may be significantly greater than the underlying cost of the transmission. The Company believes that, using the SpectraFAX Network, it can offer high quality service to customers in these markets at rates lower than those which are available from such other carriers.

THE SPECTRAFAX NETWORK

         The SpectraFAX Network consists of the Company's document distribution system and the leased telecommunications lines, which connect all of these systems. A Node is an element of the SpectraFAX Network located at a geographically distinct point of presence, which allows access to the Company's equipment and services.

         The Company's facilities have significant capacity for future growth and have been designed for rapid expansion. The Company also believes that it will have excess capacity during off peak hours. As the volume of its international fax transmission has grown, the Company has observed that the concentration of peak hour traffic is reduced.

         The Company has standardized its equipment specifications and limited the number of its suppliers to achieve cost efficiencies. However, the Company constantly upgrades its' proprietary software. Substantially all of the Company's computing hardware is readily available from large, well-known suppliers such as Dialogic, Corp. and Brooktrout Technology, the Company's principle suppliers. Product is purchased through purchase orders and not pursuant to contractual arrangements. The Company continually evaluates new developments in electronic document distribution technology in connection with the design and enhancement of its system and development of services to be offered to customers. As the Company installs its system in various locations worldwide, the Company through its' software development is able to customize systems for customers needs as they are implemented worldwide.

         The Company has developed safeguards to minimize the impact of power outages and other operational problems. The Company has installed uninteruptible power supplies (UPS) at its headquarters in Naples, Florida to provide an uninterrupted power supply in the event of a disruption in service provided by the local utility. In addition, the Company uses a variety of carriers such as Sprint, Sprint PCS and AT&T to transmit its telecommunications traffic. The Company does not have any contractual arrangements with such carriers and is billed on a monthly basis. The Company also employs a variety of telecommunications routing technologies, including "back-up" services currently provided out of the Company's facility in Naples, Florida and by an identical Fax Liaison System operated by the Company in a leased facility in Rockford, Illinois. These "back-up" services allow immediate re-routing of traffic in the event of a line interruption and provide SpectraFAX's customers an additional measure of security that customers will not miss calls or are unable to access their system for customer service information. The Company also maintains business interruption insurance providing coverage of up to $100,000, which it believes to be adequate in view of the fact that the Company has not suffered any material interruption in its business.

SALES AND MARKETING

         Selling the Company's Fax Services requires a thorough understanding of the application of the Company's services to a particular customer's business, a focus on the identified market opportunities, and the ability to overcome potential customers' objections to using a third party service provider to fulfill its electronic document distribution service needs. The Company's sales


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personnel are taught to understand and use the terminology of participants in the targeted industry and to direct their selling efforts to the executive who benefits from the electronic document distribution service. The sales process for Fax Information Dissemination Services in overseas markets is similar to that used in North America.

         The Company intends to use its existing sales and distribution organization to market its Fax Services, and plans to expand its direct sales group in order to increase such sales. Sales and marketing of Fax Services is expected to focus on industries with substantial international trade activity such as shipping, import/export, freight forwarders, manufacturing and financial services. As with all of its Fax Services, the Company believes that a direct field sales organization is the most effective distribution channel in addressing the Fax Services market.

         The Company's marketing materials typically include direct response advertising and public relations focused on the trade periodicals relevant to the vertical markets and horizontal markets targeted by the Company and trade show participation.

         Direct Sales

         The Company employs a sales force of six persons. Direct sales by the Company's sales personnel accounted for approximately 90% of the Company's net revenues in both 1998 and 1999. The Company expects that a majority of its sales growth will continue to be generated by its direct sales force.

         Sales Agents

         The Company's direct sales force is assisted by leads primarily from approximately 800 sales agents of other companies, principally Siemens and Xerox/Omnifax, with whom the Company has developed a sales relationship over the past several years. The Company's systems are offered as a complementary product by such companies as needed. The Company provides customer service and billing to the customers of such sales agents. Sales agents typically receive only a sales commission equal to a percentage of sales. Sales agents accounted for approximately 10% of the Company's net revenues in 1998 and 1999.

WARRANTY

         The purchase price of a Fax Liaison system carriers a one-year warranty on both hardware and software, starting from the initial date of installation. On the anniversary of the installation, SpectraFAX Corp., will continue to service the system for a service fee. The customer can elect to enter into either a warranty agreement or be billed at $185 per hour for labor and a cost plus mark-up on parts. Approximately 95% of the customers elect to enter into the warranty agreement. Warranty prices depend on the size of the system and the number of applications. Warranty Prices start at $3,323 for one year of extended services.

COMPETITION

         The Company competes based on a number of factors, such as customer service and support, service features and price. Of these factors, the Company believes that service and support are the most important, while price is another critical competitive component in developed countries with high quality long distance networks. In a service industry in which a broad range of optional features are offered, the Company's competitive strategy emphasizes a sales and support network that is well-versed in the capabilities of the services offered to customers. The Company believes that, while it continues to expand its development activity in order to add a broad range of features to its services, it is the focus of its sales and support organizations on customers' needs that enables the Company to compete effectively.

         The competition, companies such as Right Fax and Omtool, sell fax boards and software with a long list of hardware and additional software to be purchased to build your own fax server.


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If there are problems with the finished system the customer must figure out the solution. SpectraFAX sells a fully tested turnkey solution, delivers it to the customer's site, and trains their customers technical people. If there is a problem in the future, SpectraFAX solves the problem for the customer. SpectraFAX also gives its customers free software upgrades whenever they are released. Most upgrades are uploaded electronically at no material cost to the Company.

         Another alternative to using the Company's services is for a potential customer to fulfill its own needs for fax communications services. The "home grown" solution may simply be an individual at a fax machine or may involve the customer acquiring its own computerized fax communications system (sometimes known as "customer premise equipment" or "CPE"). The Company believes that the CPE solution is suitable in some applications, but is generally not feasible for the Company's customers, who require the capacity to effect a significant volume of electronic document deliveries in a short period of time. The Company believes that the CPE solution for a fax broadcast application would require the customer to obtain and maintain a large number of telephone transmission lines which would remain idle for significant periods of time. Further, for international fax traffic, the customer would be required to set up a worldwide nodal network; the Company believes that this is only practical for large multinational firms and even these firms would be unlikely to develop a network which would reach as many countries as the SpectraFAX Network. As a fax communications services provider with many customers, the Company is able to spread the costs of operating the SpectraFAX Network over a large number of users. In addition to being concerned with the irregular nature of demand, a customer selecting a CPE solution must consider the total cost of system acquisition, ongoing technical support, reliability, technological obsolescence and accountability. Based on the foregoing, the Company believes that a substantial percentage of customers in the market for fax communications services will elect a service provider rather than CPE.

         Unlike its competitors, SpectraFAX offers both fax service and Customer Premise Equipment. If the customer is sending his information through the Service Bureau, and decides he wants to deliver the information from his company directly, SpectraFAX can sell him the appropriate computer-based fax equipment and transfer all of his information and telephone numbers to him. The customer is not obligated to continue to use the Company's services.

         Similarly, electronic transmission of information via the internet provides an alternative to the Company's fax services. However, internet transmission does not offer prompt confirmation of receipt of information via written fax confirmation and has the additional risks of limited security and confidentiality of information transmitted over a worldwide network easily accessed by third parties. Finally, while a fax transmission alerts the recipient that information has been delivered, information transmitted via e-mail often relies on the recipient inquiring whether information has been delivered. Transmission by the internet cannot be an alternative if a sender or recipient of information does not have access to the internet.

ADDITIONAL INFORMATION

         Employees

         The Company considers its relationship with its employees to be satisfactory. The Company employed 21 persons as of December 31, 1999 substantially all of who were full time employees,


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and none of whom was covered by a collective bargaining agreement. Of these employees, 6 were engaged in sales and marketing; 8 in operations and customer support; 4 in research and development; and 3 in general and administrative activities. Fourteen (14) of the Company's employees are located in the Company's Naples, Florida headquarters while the Miami, FL and Haverhill, MA offices employ the remaining personnel.

         Patents and Proprietary Information

         The Company regards certain of its computer software and products as proprietary and seeks to protect such software with United States Patents, common law copyrights, trademarks, trade secret laws and internal non-disclosure agreements and safeguards.

         The Company currently holds United States Patent No. 5,136,634 protecting the network/server architecture used in the Special Request product line. This patent, entitled "Voice Prompted Facsimile Data Retrieval Network", applies to Bus, Ring or Star network topologies used for voice prompted document selection with facsimile delivery. This patent provides the Company broad protection in the creation of large-scale network based fax processing equipment. The patent was granted in 1992 and expires in 2009.

         The Company also holds the following proprietary trade and service marks:

                               U.S. Registration
   Trademark                         Number             International Approvals
   ---------                   -----------------        -----------------------

SpectraFAX                         1,645,816                 France
                                                             United Kingdom
                                                             Indonesia
                                                             Australia
                                                             Japan
                                                             Singapore (pending)
                                                             Germany (pending)
Special Request                    1,558,864                 Australia
                                                             France
                                                             Indonesia
                                                             Japan (pending)
                                                             United Kingdom
                                                             Singapore
                                                             Germany
Liaison                            1,631,355
Personal Link                      1,585,389
FaxCard                            1,553,522
2G0!                               1,585,384

         Insurance

         The Company has insurance covering risks incurred in the ordinary course of business, including general liability, special and business property coverage (including coverage of electronic


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9
data processing equipment and media), and business interruption insurance. The Company believes its insurance coverage is adequate.

RECENT ACQUISITION

         On May 1, 2000 the Company purchased all of the assets of 2AlertMe.com, Inc., an Illinois corporation for (i) 200,000 shares of SpectraFAX Common Stock (at a market price of $.70) (ii) an option to purchase 200,000 shares of Common Stock of SpectraFAX at a price of $3.50 per share, and (iii) cash of $125,000. 2AlertMe was organized in May 1999 and from inception until recently has been constructing a web site and developing a product, 2AlertMe. The product is fully developed and commercially available (www.2AlertMe.com). The product is a real time stock alert system that notifies an investor when his or her stock has reached either a predetermined high or low price or volume. Once the stock has reached the predetermined trading price/volume, the investor is notified by either (i) e-mail, (ii) fax, (iii) beeper, or (iv) telephone call. The telephone call can then be linked to the investors' broker allowing the subscriber to transact business anywhere, anytime, a feature only provided by 2AlertMe. The potential customer simply signs onto the Internet, www.2AlertMe.com, and selects the service and method by which he or she would like to be notified. Although 2AlertMe has no revenues to date, the Company believes there is a substantial market for this product with the expanded market trading hours and number of people in the U.S. currently investing. Also included in the sale are contracts allowing 2AlertMe to publish current quotes from the New York Stock Exchange, NASDAQ, and the American Stock Exchange. The Company is actively marketing the product to Major Wall Street brokerage firms. See 2AlertMe's financial statements included herein.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

When used in this discussion, the words "believes", "anticipates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. SpectraFAX Corp. (SpectraFAX) undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by SpectraFAX which attempt to advise interested parties of the factors which affect SpectraFAX's business in this report.

The Company during the past twelve months has experienced a decline in the sale of its principal product, the Fax Liaison System, due to a shift from fax products to internet products. As a result, in May 2000 the Company purchased all of the assets of 2AlertMe.com, Inc. as set forth above under "Recent Acquisition." The new product, 2AlertMe, which management believes will revitalize the need for the Company's Fax Liaison System, is a fax, voice, E-mail messaging system. Testing of the product was completed in August 2000 and marketing to brokerage firms commenced.

In late August, the Company signed a contract with Paragon Investments, Inc., Silver Lake, Kansas whereby the Company granted to Paragon a non exclusive license for the use of 2AlertMe. It is expected that Paragon will begin actively marketing the 2AlertMe product to its 35,000 customers in early October 2000. In accordance with the terms of the license agreement, each customer will be obligated to pay SpectraFAX Corp. $19.95 per month, plus additional fees for minutes used. There is no assurance however that the clients of Paragon will use the services or, if used, to what extent. SpectraFax Corp. is currently negotiating with eleven other brokerage firms for the use of 2AlertMe. The Company believes that the brokerage industry sees the 2AlertMe service as a way to increase the information flow to their customers resulting in more trading activity and thus increased revenues. Management also plans to market the Fax Liaison System for other internet related applications.

The success of the Company will be largely dependent on the acceptance of the 2AlertMe product by the brokerage community and other internet related uses.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999.

REVENUES

Net Revenues for the six months ended June 30, 2000 were $390,391, compared to net revenues of $1,318,486 for the six months ended June 30, 1999, a decrease of $928,095 or approximately 70.4%. The decrease was due primarily to a decline in the sale of Fax Liaison Systems. The first quarter of this year was affected due to the fact that all pending orders in late 1999 were shipped prior to year end. Pending the Y2K problem, customers wanted to take possession of the system prior to January 1, 2000. Therefore orders that would have been filled in January were accelerated into December. In addition, the Company has seen a shift from fax products to internet products during the last twelve month period, which has negatively affected the sale of Fax Liaison System. See note 12 of the Notes to Financial Statements for the years ended December 31, 1999 and 1998 and Note 6 to the Notes to Financial Statements for the six months ended June 30, 2000 and 1999 for the Company.

Service Bureau revenue has also decreased for the six months ended June 30, 2000 compared to the six months ended June 30, 1999. The Service Bureau's primary function is to serve as a disaster recovery system for the Company's customers. When a customer's Fax Liaison System is inoperative; the Company's in-house system provides uninterrupted service. Since the Fax Liaison System has been very reliable, revenue has declined.

Warranty revenue is also down for the six months ended June 30, 2000 compared to the same time period last year. The predecessor system (Special Request) to the Fax Liaison System is not Y2K compliant. Therefore, the Company could not warrant the "old" Special Request system. The Company had to reengineer its product to Windows NT, which resulted in less new systems in use. As more Fax Liaison Systems replace Special Request systems it is expected that the warranty revenue will increase.

COST AND EXPENSES

Cost of revenues for the six months ended June 30, 2000, was $256,855 (65.8% of Revenue) compared to $386,902 (29.3% of Revenue) for the six months ended June 30, 1999. The reduction in cost of revenue, was the result of the volume reduction of sales of Fax Liaison Systems. Although the cost of revenue declined substantially, there was an increase from 29.3% to 65.8% when comparing the cost of revenue as a percentage of revenue. Operating losses increased in all segments. As sales volume declined for the first six months, the Company's fixed expenses remained constant. Primarily salary and related expenses are the major reason for the losses for the first six months. Management had made a decision to retain its core employees during this transition period to continue to serve its existing customers. In addition, the start-up cost for 2AlertMe has contributed to the operating loss for the first six months ended June 30, 2000. As a result, gross margin decreased from $931,584 for the six months ended June 30, 1999 to $133,536 for the six months ended June 30, 2000.

Selling, General and Administration and Research and Development expenses, increased from $984,061 in the six months ended June 30, 1999 to $1,123,839 in the six months ended June 30, 2000, approximately 7%. Expenses did not decrease commensurate with the decrease in revenue as the Company maintained its overhead expenses in anticipation of increased sales of 2AlertMe. In addition, increases were realized in several areas due to the purchase of 2AlertMe. A Director of Research and Development was hired to plan the marketing of 2AlertMe. Attorney fees were incurred due to the purchase of 2AlertMe and sales and marketing expenses now include the expenses for the satellite office in Loves Park, IL.

OTHER INCOME EXPENSE

Other expense increased by $15,572 for the first six months reflecting higher interest cost due to loans to related parties, and the private placement of the 6% Convertible Subordinated Debenture in March 2000, for $1,560,000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

         Net Revenues in fiscal 1999 remained relatively constant when compared to the prior fiscal year. This is also true for each of the Company's segments.

COST AND EXPENSES

         Cost of Sales decreased by 17.8% to $845,669 for the year ended December 31, 1999, from $991,021 for the year ended December 31, 1998. The gross margin increased in 1999 to 66.2% compared to 60.4% for the year ended December 31, 1998. The favorable increase in gross margin is a result of upgrading the Company's product hardware exclusively to Compaq Computers. Additional savings occurred in warranty support salaries due to a decrease in the number of personnel.

         Selling, general and administration expenses increased from $1,898,360 for 1998 to $2,082,130 for the year ended December 31, 1999, an increase of approximately 9.7%. The increase was due mainly to an increase in general and administration expenses resulting from costs incurred in connection with a private offering of common stock, common stock issued for services and other administrative charges.

         Operating losses in each of the segments, Fax Liaison, Service Bureau and Warranty were relatively constant during the years ended December 31, 1999 and 1998.

OTHER INCOME/EXPENSE

         Other income/expense increased by $16,940 reflecting higher interest cost.

NET INCOME

         The Company realized a loss of $548,422 for the year ended December 31, 1999, compared to a loss of $494,398 for the year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's capital requirements have been and will continue to be significant, and its cash requirements have exceeded cash flow from operations since inception. As a result, the Company has been substantially dependent on the proceeds of earlier private placements of debt and equity securities to satisfy its working capital requirements.

In March 2000 the Company consummated the sale, in a private offering, of $1,560,000 principal amount of Convertible Subordinated Debentures bearing interest at the rate of 6% per annum and convertible at $.80 per share. As a result, cash at June 30, 2000 was $526,782. In May $1,050,000 principal amount of Debentures was converted into 1,312,500 shares of common stock. The Company believes that the proceeds received from the sale of debentures will satisfy the cash requirement of the Company over the next twelve months. Furthermore, the Chief Executive Officer has orally agreed to provide funding, as necessary, to the Company to assure continued operations for the next twelve months. If the Company does not attain a positive cash flow by then, it will need to seek additional equity or debt financing, to the extent available. There can be no assurance that additional financing from any source will be available when needed on commercially reasonable terms, or at all.

GOING CONCERN

Note 1 to the financial statements of SpectraFAX for the years ended December 31, 1999 and 1998 indicates a substantial doubt as to the ability of the Company to continue as a going concern. Also, the report of 2AlertMe.com's independent accountant on its audited financial statements contains an explanatory paragraph regarding such company's ability to continue as a going concern. However, due primarily to the issuance of $1,560,000 principal amount of Convertible Subordinated Debentures in March 2000 and a verbal commitment from the Chief Executive Officer of the Company to provide additional funding for the next twelve months, if needed, management believes that for at least the next twelve months, both the Company and 2AlertMe.com can continue as going concerns.
                        PRO FORMA FINANCIAL INFORMATION

         On June 2, 2000, SpectraFAX completed an Asset Purchase Agreement with 2AlertMe.com, Inc. (2AlertMe) for the purchase of all of the assets of 2AlertMe. The purchase price was $125,000 less the amount of cash purchased as an asset ($14,770), issuance of 200,000 shares of SpectraFAX Common Stock, valued at $0.70 per share, or $140,000, and the issuance of an option to acquire 200,000 shares of SpectraFAX Common Stock at $3.50 per share, expiring in ten years. The market price of the Common Stock on June 2, 2000 was $1.00 per share.

         Pro forma financial information for the Company, giving effect to the acquisition of 2AlertMe, is included herein. 2AlertMe is a development stage company with no revenues to date and total assets of $14,071 at March 31, 2000.

ITEM 3.  PROPERTIES

         The Company leases 9,373 square feet of office space located at 3050 North Horseshoe Drive Suite Number 100, Naples, Florida 34104 for its executive offices. The lease expires on May 31, 2003. The Company has an option to renew the lease for an additional thirty-six (36) month term for an additional increase in the monthly base rent of 3% on each commencement date. The base rent is currently $8,638 per month plus additional rent equal to the pro rata monthly operating expenses of the property of approximately $3,000, plus a sales tax of 6% for a total of approximately $12,300 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth information relating to the beneficial ownership of Company common stock as of March 31, 2000 by those persons known to the Company to beneficially own more than 5% of the Company's common stock, by each of the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group. The address of each person is care of the Company.


                                                           Number       Percent
Name of Beneficial Owner                                 of Shares       Owned
------------------------                                 ---------       -----

Timeswitch Investments(1)                                3,500,000       18.6%
Lions Gate Management, Ltd.                              2,986,000       15.9
A. J. Pelligrino                                         1,800,000        9.5
Thomas J. Conwell                                          886,083        4.6
Eric Ekelund                                                36,200          *
Vicki Koopman                                               37,700          *
Prakash V. Patel                                            10,000          *
Nalin Rathod(2)                                          3,520,000       18.6
All Directors & Officers as a Group                      4,496,483       23.9

----------
* Less than one percent

(1) An Isle of Man company owned by P.T. Bakrie & Brothers. The company is a holding company, which owns several Indonesian companies engaged in various enterprises.

(2) Mr. Rathod is Timeswitch Investments' representative on the Board of Directors.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

         The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. The directors and executive officers of the Company is as follows:


      Name                      Age                        Title
      ----                      ---                        -----

Thomas J. Conwell               62       Chief Executive Officer, Chairman of
                                           the Board and Director
Eric Ekelund                    56       Treasurer and Chief Financial Officer
Vicki Koopman                   44       Secretary
Prakash V. Patel                49       Director
Nalin Rathod                    43       Director


Set forth below is the business experience and other biographical information regarding the directors and officers.

         Thomas J. Conwell has been President, CEO, and a Director of the Company since 1986. His responsibilities have included general administrative management, marketing and sales, and research and development. Mr. Conwell is a graduate of Northern Illinois University with a Bachelor of Science degree in Chemistry, Mathematics and Education.

         Eric Ekelund joined the Company in March of 1995 as Controller and was appointed Treasurer in April 1996. Prior to joining the Company he served as Controller/Treasurer of Pilot Technologies Corporation since 1991. Mr. Ekelund holds a Bachelor of Science degree in Accounting from Sacred Heart University and an MBA in Computer Science from the University of New Haven.

         Vicki L. Koopman joined the Company in August of 1995 as Executive Assistant to the President and was appointed Corporate Secretary in April 1996. Prior to joining the Company she served as Manager of Sales Administrations at Allen Systems, working with North American and International offices.

         Prakash V. Patel has been the Director of the Nuclear Medicine Diagnostic Clinic of Houston, Texas in excess of five years. His responsibilities include administration and radiation safety.

         Nalin Rathod is employed by Timeswitch Investments and represents such company on the Board of Directors. Such company is the owner of various industries in Indonesia, including telecommunications, gold and silver mines, oil and rubber plantations.

ITEM 6.  EXECUTIVE COMPENSATION

         The following tables set forth certain information relating to the compensation earned by the Chief Executive Officer of the Company, the only officer who received over $100,000 for the year ended December 31, 1999.


                           SUMMARY COMPENSATION TABLE

                                                                 Long-Term
                                           Annual           Compensation Awards
                                    Compensation Salary       Restricted Stock
                                    -------------------     -------------------

Thomas J. Conwell                         $129,000               58,300shs(a)
    Chief Executive Officer


---------

(a) The market price for the shares on the date of issuance (8/25/99) was $.625.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On April 17, 1995, Thomas J. Conwell, CEO of the Company loaned the Company $44,010 with interest payable at the rate of 12% per annum. In 1995, $10,000 was paid on the note leaving a balance of $34,010 at December 31, 1995. During 1996 the note was increased by $10,000, leaving a balance of $44,010 at December 31, 1996 and 1997. During 1998 he advanced the Company an additional $25,000 and was repaid $40,000 in cash, leaving a balance due of $29,010 at December 31, 1998 and 1999.

         In addition to the above, during 1996, Mr. Conwell loaned the Company $98,000 at 10% per annum, due on demand. The note was reduced by the payment to him of $70,000 in cash during 1997. The balance at December 31, 1998 and 1997 was $28,000.

         During 1998, Mr. Conwell loaned the Company $27,000 at 18% per annum, due on demand. The balance due at December 31, 1999 and 1998 was $27,000.

         During 1999, Mr. Conwell loaned the Company $45,000 at 12% per annum, due on demand. The note was reduced by the payment to him of $38,000 in cash during 1999. The balance due at December 31, 1999, was $7,000.

         Accrued interest on all of Mr. Conwell's loans at December 31, 1999 and 1998 was $7,434 and $8,948, respectively. As of December 31, 1999 there were loans outstanding from Mr. Conwell totaling $91,010, bearing an average interest rate of approximately 12% per annum.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company's Articles of Incorporation authorizes the issuance of up to 20,000,000 shares of Common Stock, $.0001 par value. The holders of the shares of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled or permitted to vote. Such holders may not cumulate votes in the election of directors. The holders of Common Stock are entitled to receive such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefor and to share pro rata in any other distribution to the holders of Common Stock. The holders of Common Stock are entitled to share ratably in the assets of the Company remaining after the payment of liabilities in the event of any liquidation, dissolution, or winding up of the affairs of the Company. There are no preemptive rights, conversion rights, redemption or sinking fund provisions or fixed dividend rights with respect to Common Stock.

PREFERRED STOCK

         The Company's Articles of Incorporation authorizes the issuance of up to 200,000 shares of Series A Cumulative Non-Participation 12% par value Preferred Stock, $25.00 per share ("Preferred Stock").

TRANSFER AGENT

         The transfer agent and registrar for the Company's Common Stock is the Pacific Stock Transfer Company, Las Vegas, Nevada.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Company's Common Stock is quoted on the OTC Electronic Bulletin Board and traded under the symbol "SRFX." The high and low market price by quarters since 1998 have been as follows:


                                                               High        Low
                                                               ----        ---
         1998:
                First Quarter..............................   $1.125     $0.750
                Second Quarter.............................    1.031      0.500
                Third Quarter..............................    0.750      0.250
                Fourth Quarter.............................    0.563      0.313

         1999:
                First Quarter..............................    0.510      0.218
                Second Quarter.............................    2.750      0.531
                Third Quarter..............................    0.781      0.438
                Fourth Quarter.............................    0.500      0.280

         2000:
                First Quarter .............................    1.375      0.300
                Second Quarter ............................    2.000      0.450
                Third Quarter (through September 15).......    0.700      0.520

(b)      Approximate Number of Equity Security Holders.

         As of December 31, 1999 the approximate number of record holders of Common Stock of the Company was approximately 378.

(c)      Dividend History and Policy.

         The Company has paid no dividends to date and does not anticipate paying any for the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is involved from time to time in routine legal matters incidental to its business. Management believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Since January 1, 1997 the Company has issued unregistered shares as set forth below. Except as indicated, all shares issued were issued at the market price as quoted on Nasdaq or the OTC Bulletin Board.

1997:

         (a) Shares issued for cash:

             (i) The Company consummated a Rule 504, Regulation D offering during the period from February - July, 1997 and sold 137,460 shares of common stock to 67 investors at a price of $5.00 per share for an aggregate of $687,300.

             (ii) In December the Company issued 22,000 shares of common stock to three purchasers (one of whom was a director of the Company and the remaining two were unaffiliated) for $3.00 per share for an aggregate of $66,000.

         (b) Shares issued upon conversion of notes:

             Noteholders holding a total of 23 notes aggregating $380,842 (including interest) converted such notes as follows:


                                    No. of           No. of
             Month                  Holders          Shares        Amount
             -----                  -------          ------       -------
             March                     2             15,376       $30,752

             May                       2              9,550        19,100

             October                   2             15,300        30,600

             November                 12             95,635       191,270

             December                  2             54,560       109,120
                                      --             ------       -------

                                      20            190,421      $380,842

             Eighteen of the 23 notes converted, aggregating approximately $245,700, were convertible by their terms into shares of common stock. The remaining notes were not convertible by their terms but the noteholders were given the opportunity to convert their notes into common stock. All notes were issued during the period from 1990-1993. Each of the noteholders was also a stockholder of the Company and was furnished with annual financial statements. All notes were converted at $2.00 per share.

         (c) Shares issued for services:


                         No. of      No. of   Price per
         Month          Purchasers   Shares     Share*    Value    Service Rendered
         -----          ----------   ------   ---------  -------   ----------------
         March              1         1,000     $3.00    $ 3,000   legal

         March & June       1         2,000      2.00      4,000   accounting

         May                1           825      2.27      1,875   advertising

         August             1         5,000      5.00     25,000   marketing

         November           1        10,000      1.00     10,000   public relations
                                     ------              -------

                                     18,825              $43,875

---------
*The Company's common stock commenced trading on Nasdaq on August 18, 1997. Prior thereto the price per share was determined by management. The market price of the shares on the issuance date in November was $2.00 per share.

         (d) In view of the issuance of shares as set forth in (b) and (c) above, the Board of Directors authorized and issued in October, 1997 for no consideration, an additional 79,206 shares of common stock to the 67 purchasers, thereby reducing their cost to $3.00 per share.

1998:

         (a) Shares issued for cash:

                         No. of                            No. of         Aggregate
             Month     Purchasers     Price per Share      Shares       Consideration    Relationship
             -----     ----------     ---------------     -------       -------------    ------------
             March          2              $.75            32,000          $24,000       unaffiliated

             April          1*              .75            40,000           30,000       unaffiliated

             May            1              1.00             5,000            5,000       unaffiliated

             August         1*              .27            27,000           10,000       unaffiliated

             November       1              .433            15,000            6,500       unaffiliated

             November       1              .433            15,000            6,500       unaffiliated
                            -                             -------          -------
                            6                             134,000          $82,000

----------
*Same person

         (b) Shares issued upon conversion of Notes

             In April four noteholders converted an aggregate of $93,250 in notes (including accrued interest) into 59,125 shares of common stock. Such noteholders were also shareholders of the Company and received annual financial statements. The notes were issued between 1990 and 1993 and were convertible by their terms. One note for $25,000 was convertible at $1.00 per share and the remaining notes at $2.00 per share.

         (c) Shares issued for services


                               No. of       No. of         Price per     Total      Service
             Month             Persons      Shares           Share       Value      Rendered
             -----             -------      -------        ---------    -------     --------
             February             1*          3,152           .75       $ 2,364     marketing

             February             1          13,500           .75        10,125     engineering

             February             1           2,000           .75         1,500     marketing

             April                1           2,700          1.00         2,700     accounting

             November             1*         11,613           .50         5,807     marketing
                                  -          ------                     -------

                                  4          32,965                     $22,496

------
* Same person

         (d) Shares issued as bonuses

             In February the Company issued an aggregate or 30,200 shares of common stock ($.75 per share) to 7 employees as bonuses, one of whom was Mr. K. Conwell, Vice President of sales. Mr. K. Conwell is the son of Mr. T. Conwell, the Company's Chief Executive Officer.

1999:

         (a) Shares issued for cash


                                 No. of            Price per      No. of
             Month             Purchasers            Share        Shares    Total Value    Relationship
             -----             ----------          ---------     -------    -----------    ------------
             February               1              $   .32        15,625      $ 5,000      unaffiliated

             February               1*                 .30       150,000       45,000      accredited investor

             March                  1*                 .45       100,000       45,000      accredited investor

             June                   1                 .667         1,500        1,000      unaffiliated

             June                   1                 .667         3,000        2,000      unaffiliated
                                    -                            -------      -------

                                    4                            270,125      $98,000

-------
*Same person

         (b) Shares issued for services


                                 No. of        No. of        Price per
             Month               Persons       Shares          Share       Value     Consideration
             -----               -------       ------        ---------   -------     -------------
             February               1           4,500          $.44      $ 1,980     accounting service

             March                  1           5,000           .32        1,600     marketing fee

             April                  1           4,890          .47*        7,461     public relations

             December               1          25,000          .25*       11,900     public relations
                                    -          ------                    -------

                                    4          39,390                    $22,941

----------------
*Market price on date of issuance was $1.53 in April and $.48 in December.

         (c) Shares sold pursuant to Regulation D offering


                                       No. of          Price per      No. of
             Month                   Purchasers          Share        Shares         Cost      Relationship
             -----                   ----------        ---------      -------      --------    ------------
             March - April                1             $.60-.70      352,381      $240,000    accredited investor

             April                        1                  .85       29,412        25,000    accredited investor

             April                        1                  .70       35,714        25,000    accredited investor

             April                        1                  .85       60,000        51,000    accredited investor
                                          -                           -------      --------

                                          4                           477,507      $341,000

             An offering memorandum containing a description of the Company's business and management and financial information was furnished to the buyers. The purchasers executed a subscription agreement confirming that they were accredited investors. The shares were sold at 80% of the closing bid price on the date preceding the date of sale.

         (d) Shares issued to employees

             The Company issued shares to employees, former employees and directors as set forth below.

         (a) 71,000 shares to five prior employees. Prior to their termination of employment, the Company agreed in 1995 and 1998 to issue to such employees an aggregate of 71,000 shares. Shares were issued as follows:


                                   No. of    No. of Former     Price per
             Month                 Shares      Employees         Share
             -----                 ------    -------------     ---------
             January               40,100          3             $.12*

             September                200          1              .36*

             October               30,700          1              .25*
                                   ------          -

                                   71,000          5

----------
* Market price on date of issuance was $.22 in January, $.69 in September and $.47 in October.

         (b) 327,000 shares were issued as bonuses to employees as follows:


                                     No. of          No. of        Price per
             Month                   Shares        Employees         Share
             -----                  -------        ---------       ---------
             January                119,000            10            $.12*

             May                     43,000             4             .33*

             August                 165,000            14             .27*
                                    -------            --

                                    327,000            15**

---------
* Market price on date of issuance was $.22 in January, $.63 in May and $.50 in August.

** A total of 15 different employees received shares. The fifteen employees included Mr. Tom Conwell, CEO (58,300), Mr. Erik Ekelund, CFO (35,200), Ms.
   V. Koopman, Corporate Secretary (35,200), Mr. K. Conwell, Vice President / Sales (81,300).

         (c) 60,000 shares were issued in May ($.33 per share) to three directors, Messrs. G. Watzinger (20,000), N. Rathod (20,000) and P. Petel (20,000). The market price on the date of issuance was $.63.

2000

         (a) Shares issued for cash


                                No. of         Share       No. of           Aggregate
             Month            Purchasers       Price       Shares         Consideration    Relationship
             -----            ----------       -----      -------         -------------    ------------
             January              1            $.40        12,500           $  5,000       unaffiliated

             February             1             .80        13,000             10,400       unaffiliated

             February             1             .58        17,241             10,000       daughter of CEO

             February             1*            .50       100,000             50,000       accredited

             March                1*            .75       100,000             75,000       accredited
                                  -                       -------           --------

                                  4                       642,741           $270,400

----------
* Same person

         (b) Issuance of Debentures

             During the period from March 6 through March 23, the Company issued $1,560,000 principal amount of Convertible Subordinated Debentures to 13 persons. The terms of the Debentures provided for conversion into common stock at $.80 per share. The market price on the dates of issuance of the Debentures varied from a low of $1.63 to a high of $2.56 per share. On April 10 the Company issued to Wall Street Strategy, Inc., a registered broker/dealer, 54,600 shares of common stock for acting as Selling Agent in connection with the sale of the debentures. The shares were valued at $.80 per share, the conversion price of the Debentures. In addition, the Company granted to the Selling Agent an option to purchase 136,500 shares of the Company's common stock. The option is exercisable on or before April 10, 2003 at $.80 per share. A restrictive legend was placed on the debentures issued.

             The purchasers of the debentures were furnished with a copy of the Form 10-SB Report and each purchaser executed a subscription agreement representing that each was an "accredited" investor and agreed to purchase the notes and underlying shares for investment.

         (c) Shares issued upon conversion of debt

             (i) In May, seven debenture holders converted $1,050,000 of Debentures see (b) above) into 1,312,500 shares of common stock.

             (ii) In May and June five noteholders converted notes aggregating $140,900 into 140,900 shares of common stock ($1.00 per share). The notes had originally been issued during the period from 1990-1993. Four of the notes (aggregating $120,900)provided for conversion into common stock at $1.00 per share. All of the noteholders were shareholders of the company.

         (d) Shares issued to prior employees

             (i) In May the Company issued 40,000 shares of common stock to a prior employee ($.94 per share). During his employment, the Company in 1992, agreed to issue to such employee 40,000 shares of common stock.

             (ii) In June the Company issued 10,000 shares of common stock to a prior employee ($.65 per share). During his term of employment, the Company in 1992, agreed to issue to such employee 10,000 shares of common stock.

             (iii) On April 6, the Company granted to Mr. David Rae, the former
                   President of the Company an option to purchase 1,100,001 shares of common stock. The option is exercisable at $1.50 per share, the market price on the date of grant. The option is exercisable in whole or in part at any time prior to April 1, 2007. In consideration for the option, Mr. Rae relinquished all right and title to a like number of shares of common stock (1,100,001) which he was entitled to receive due to his prior employment with the Company during the period from December 1, 1986 through December 2, 1994 and $125,000 in cash.

         (e) Purchase of 2AlertMe.com, Inc.

             In connection with the purchase of 2AlertMe.com, Inc. in May, the Company issued to three persons 200,000 shares of common stock ($1.00 per share) and warrants to purchase an additional 200,000 shares at $3.50 per share.

         (f) Shares issued for services

             (i) In January the Company issued 15,000 shares at $.35 per share to an attorney for professional services.

             (ii) In April the Company issued 2,880 shares at $.84 per share to an accountant for professional services.

             (iii) In June the Company entered into a 24 month consulting agreement with BKM, Inc. whereby BKM, Inc. agreed to assist the Company in marketing the Company's new product 2AlertMe. In consideration therefore the Company issued to BKM, Inc. 400,000 shares of the Company's common stock which was valued at $.30 per share, the market price on the date in January when the parties reached a verbal agreement.

         (g) Exercise of Option

             On February 17, 2000, the Company entered into a consulting agreement with Mr. John Giardina for a one year period to advise the Company in public relation matters and explore strategic partnerships. In consideration therefore, the Company granted Mr. Giardina options to purchase shares of the Company's common stock as follows:

             (a) 20,000 shares at $.10 per share
             (b) 20,000 shares at $.25 per share
             (c) 40,000 shares at $.50 per share

             The market price of the Company's shares on February 17, 2000 was $1.34 per share. The options expire on February 17, 2001.

             In June Mr. Giardina exercised the option set forth in (a) above and the Company issued to Mr. Giardina 20,000 shares of common stock.

Exemptions from Registration Claimed

         (a) In connection with the issuance of securities for cash as described in 1997 (a)(i) and 1999 (c) the Company relied upon the exemptions from registration provided by Rule 504 and 506, respectively, of Regulation D. The purchasers were given an offering memorandum containing information regarding the business, financials and management. Those purchasers acquiring shares pursuant to Rule 506 were each an accredited investor. Such persons acquired the shares for investment purposes only and a legend was placed on the certificates restricting the transferability of such shares.

         (b) In connection with the issuance of securities described in 1997
             (a)(ii), 1998 (a), 1999 (a) and 2000 (a), (b) and (g), the Company
             relied upon the exemption from registration provided by section 4(2) of the Securities Act. The purchasers of the shares (33, of which 16 are deemed to be "accredited" investors) acquired such shares for investment purposes only and a legend restricting the transferability of such shares was placed on the certificates. Each of the purchasers were furnished with information regarding the business of the Company and its management in addition to financial statements. Many visited the premises and discussed the Company's operations with management.

         (c) In connection with the shares issued as described in 1997 (b), 1998
             (b) and 2000 (c), the Company relied upon the exemption from registration provided by Section 3(a)(9) of the Securities Act.

         (d) In connection with the issuance of shares described in 1997 (c), 1998 (c), 1999(b) and 2000 (f), the Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act. The recipients of the shares acquired the shares for investment purposes only and a legend restricting the transferability of such shares was placed on the certificate.

         (e) In connection with the issuance of shares described in 1998 (d), 1999 (d) and 2000 (d), the Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act. The employees and former employees acquired the shares for investment purposes only and a legend restricting the transferability of such shares was placed on the certificate.

         (f) In connection with the issuance of shares described in 1997 (d), the issuance of the shares did not constitute a "sale" of securities as that term is defined in the Securities Act. Therefor, registration of such shares was not required.

         (g) In connection with the issuance of shares described in 2000 (e), the Company relied upon the exemption from registration provided by
             Section 4(2) of the Securities Act. The purchasers acquired the shares for investment purposes only and a legend restricting the transferability of such shares was placed on the certificate.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has authority under applicable provisions of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided under such Act. The Company's Bylaws provide indemnification provisions for the benefit of the Company's directors and officers as follows:

         "Each director and officer of the Corporation, whether or not then in office, shall be indemnified by the Corporation against all costs and expenses reasonably incurred or imposed upon him in connection with or arising out of any claim, demand, action, suit or proceeding in which he may be involved or to which he may be made a party by reason of his being or having been a director or officer of the Corporation (said expenses to include attorney's fees and the costs of reasonable settlements made with a view to curtailment of costs of litigations), except in relation to matters as to which he finally shall be adjudged in any such action, suit or proceeding to have been derelict in the performance of his duty as such director or officer. Such right of indemnification shall not be exclusive of any other rights to which he may be entitled as matter of law; and the foregoing rights of indemnification shall inure to the benefit of the heirs, executors and the administrators of any such director or officer."

                                     PART FS

                          Index to Financial Statements


SpectraFAX Corp.

     Independent Auditors' Report............................................................   19

     Balance Sheet at December 31, 1999 and 1998.............................................   20

     Statement of Operations For The Years Ended December 31, 1999 and 1998..................   22

     Statement of Stockholders' Equity (A Deficit) For The Years Ended
       December 31, 1999 and 1998............................................................   23

     Statement of Cash Flows For The Years Ended December 31, 1999 and 1998..................   24

     Notes to the Financial Statements.......................................................   25

     Balance Sheet at June 30, 2000 (Unaudited)..............................................   36

     Statement of Operations For The Six Month Periods Ended
       June 30, 2000 and 1999 (Unaudited)....................................................   37

     Statement of Stockholders' Equity (A Deficit) For The Six Month Periods Ended
       June 30, 2000 and 1999 (Unaudited)....................................................   38

     Statement of Cash Flows For The Six Month Periods Ended
       June 30, 2000 and 1999 (Unaudited)....................................................   39

     Notes to the Financial Statements.......................................................   40

2AlertMe.com, Inc.

     Independent Auditors' Report............................................................   44

     Balance Sheet at December 31, 1999......................................................   45

     Statement of Operations For The Period From Inception (May 26, 1999) to
       December 31, 1999.....................................................................   46

     Statement of Stockholders' Equity For The Period From Inception (May 26, 1999) to
       December 31, 1999.....................................................................   47

     Statement of Cash Flows For The Period From Inception (May 26, 1999) to
       December 31, 1999.....................................................................   48

     Notes to the Financial Statements.......................................................   49

     Balance Sheet at March 31, 2000 (Unaudited).............................................   53

     Statement of Operations For The Three Month Period Ended
       March 31, 2000 (Unaudited)............................................................   54

     Statement of Stockholders' Equity For The Three Month Period
       Ended March 31, 2000..................................................................   55

     Statement of Cash Flows For The Three Month Period
       Ended March 31, 2000..................................................................   56

     Notes to the Financial Statements.......................................................   57

Pro Forma Consolidated Financial Statements
     Statement of Operations For The Year Ended December 31, 1999
     and For The Six Month Period Ended June 30, 2000........................................   59


    All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
SpectraFAX Corp.
Naples, Florida 34104

We have audited the accompanying balance sheet of SpectraFAX Corp. (the Company), as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and 1998 and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.




Clancy and Co., P.L.L.C.
Phoenix, Arizona
March 30, 2000

                                SPECTRAFAX CORP.
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

ASSETS                                           1999              1998
                                               --------          --------

Current Assets
   Cash                                        $      0          $ 29,262
   Accounts Receivable                          375,590           321,612
   Inventory (Note 3)                            25,360            71,073
   Prepaid Expenses                              11,950             2,507
                                               --------          --------
Total Current Assets                            412,900           424,454

Property and Equipment, Net (Note 4)            174,588           218,045

Other Assets
   Deposits (Note 9)                             10,658            10,658
                                               --------          --------

Total  Assets                                  $598,146          $653,157
                                               ========          ========




















   The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998


LIABILITIES AND STOCKHOLDERS'EQUITY                                    1999                  1998
                                                                   -----------           -----------
Current Liabilities
   Checks Issued in Excess of Cash                                 $    14,031                     0
   Notes Payable (Note 5)                                              849,500               830,500
   Accounts Payable                                                    247,773               312,401
   Deferred Revenue (Note 2, 14)                                       159,672               242,775
   Notes Payable, Bank Current Portion (Note 6)                         10,067                22,398
   Due to Related Party (Note 7)                                       144,478               140,343
   Accrued Interest Payable (Note 5, 7)                                271,978               250,211
   Accrued Liabilities                                                 124,142               188,872
                                                                   -----------           -----------
Total Current Liabilities                                            1,821,641             1,987,500

Long-Term Liabilities
   Notes Payable, Bank Noncurrent Portion (Note 6)                      12,726                11,455
                                                                   -----------           -----------

Total Liabilities                                                    1,834,367             1,998,955

Commitments and Contingencies (Note 9, 10)

Stockholders' Equity
   Preferred Stock: $25.00 Par Value, 200,000 Shares
      Authorized Series A Cumulative, Non Participating
      12%; Issued and Outstanding, NONE                                      0                     0
   Common Stock: $0.0001 Par Value, 20,000,000
Shares Authorized; Issued and Outstanding
18,598,322 and 17,324,300                                                1,859                 1,732
   Additional Paid in Capital                                        8,682,825             8,024,953
   Less Treasury Stock, at Cost, 4,000 Shares Outstanding               (4,000)               (4,000)
   Accumulated Deficit                                              (9,916,905)           (9,368,483)
                                                                   -----------           -----------
Total Stockholders' Equity (A Deficit)                              (1,236,221)           (1,345,798)
                                                                   -----------           -----------

Total Liabilities and Stockholders' Equity                         $   598,146           $   653,157
                                                                   ===========           ===========




   The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                             STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


Year Ended December 31,                                         1999                   1998
                                                            ------------           ------------
Revenues (Note 12)                                          $  2,501,084           $  2,499,760

Cost of Sales                                                    845,669                991,021
                                                            ------------           ------------

Gross Profit                                                   1,655,415              1,508,739

Selling, General and Administrative Expenses
   Marketing and Sales                                           742,308                749,039
   General and Administrative                                    909,793                746,842
   Research and Development Expenses                             430,029                402,479
                                                            ------------           ------------
Total Selling, General and Administrative Expenses             2,082,130              1,898,360
                                                            ------------           ------------

Net Operating Loss                                              (426,715)              (389,621)

Other Expense
   Interest Expense                                             (121,707)              (104,767)
                                                            ------------           ------------

Net Loss Available to Common Stockholders                   $   (548,422)          $   (494,388)
                                                            ============           ============

Basic Loss Per Common Share                                 $      (0.03)          $      (0.03)
                                                            ============           ============

Basis Weighted Average Number of
Common Shares Outstanding                                     18,003,300             17,217,370
                                                            ============           ============




   The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                  STATEMENT OF STOCKHOLDERS' EQUITY (A Deficit)
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                            Additional
                          Preferred    Stock        Common        Stock       Paid In      Treasury    Accumulated
                            Shares     Amount       Shares        Amount      Capital       Stock        Deficit          Total
                          ---------    ------     ----------     -------    ----------    ---------   ------------    ------------
Balance,
  December 31, 1997,
  as previously
  reported                    0           0       17,105,260     $ 1,710    $ 7,804,580   $ (4,000)   $ (8,700,298)   $  (898,008)
Adjustment for
  Deferment of
  Warranty Revenue
  (Note 14)                                                                                               (173,797)      (173,797)
                                                                                                      ------------    -----------
Balance,
  December 31, 1997,
  as restated                 0           0       17,105,260       1,710      7,804,580     (4,000)     (8,874,095)    (1,071,805)
Correction of
  Prior Years Issuance                               (37,250)         (4)             4                                         0
Issuance of Stock For
  Cash at $0.75
  Per Share
  During 1998                                         72,000           7         53,993                                    54,000
Issuance of Stock For
  Cash at $1.00
  Per Share
  During 1998                                          5,000           1          4,999                                     5,000
Issuance of Stock For
  Cash at $0.37
  Per Share
  During 1998                                         27,000           3          9,997                                    10,000
Issuance of Stock For
  Cash at $0.43
  Per Share
  During 1998                                         30,000           3         12,997                                    13,000
Issuance of Stock For
  Administrative
  Services at
  $1.00 Per Share
  (Note 11)                                            2,700           0          2,700                                     2,700
Issuance of Stock For
  Marketing Services
  at $0.50
  Per Share (Note 11)                                 11,613           1          5,805                                     5,806
Conversion of 12%
  Convertible Notes to
  Equity at
  $2.00 Per Share
  (Note 5)                                            26,625           3         53,247                                    53,250
Conversion of 12%
  Convertible Notes to
  Equity at
  $1.00 Per Share
  (Note 5)                                            25,000           2         24,998                                    25,000

Conversion of 10%
  Convertible
  Subordinated
Debentures to Equity
  at Per Share
  (Note 5)                                             7,500           1         14,999                                    15,000
Issuance of Stock For
  Consulting Services
  at $0.75 Per Share                                  48,852           5         36,634                                    36,639
Loss, Year Ended
  December 31, 1998                                                                                       (494,388)      (494,388)
                                                                                                      ------------    -----------
Balance,
  December 31, 1998           0           0       17,324,300       1,732      8,024,953     (4,000)     (9,368,483)    (1,345,798)
Correction of
  Prior Years Issuance                                29,000           2             (2)                                        0
Issuance of
  Stock For Cash                                     747,632          75        438,875                                   438,950
Issuance of
  Stock For Services
  (Note 11)                                          497,390          50        218,999                                   219,049
Loss, Year Ended
  December 31, 1999                                                                                       (548,422)      (548,422)
                                                                                                      ------------    -----------
Balance,
  December 31, 1999           0        $  0       18,598,322    $  1,859    $ 8,682,825   $ (4,000)   $ (9,916,905)   $(1,236,221)
                              =        ====       ==========    ========    ===========   ========    ============    ===========




   The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


Year Ended December 31,                                                       1999                 1998
                                                                            ---------           ---------
Cash Flows From Operating Activities
   Net Loss                                                                 $(548,422)          $(494,388)
   Adjustments to Reconcile Net Loss to Net Cash Used In Operating
   Activities
   Depreciation                                                                91,256              88,303
   Issuance of Common Stock for Services                                      219,049              45,145
   Changes in Assets and Liabilities
      (Increase) Decrease in Accounts Receivable                              (53,978)           (156,236)
      (Increase) Decrease in Inventory                                         45,713             110,073
      (Increase) Decrease in Prepaid Expenses                                  (9,443)             29,914
      Increase (Decrease) in Accounts Payable                                 (64,628)             (2,488)
      Increase (Decrease) in Deferred Revenue                                 (83,103)             68,978
      Increase (Decrease) in Accrued Interest Payable                          21,767              48,628
      Increase (Decrease) in Accrued Liabilities                              (64,730)            (29,371)
                                                                            ---------           ---------
   Total Adjustments                                                          101,903             202,946
                                                                            ---------           ---------
Net Cash Used In Operating Activities                                        (446,519)           (291,442)

Cash Flows From Investing Activities
   Capital Expenditures                                                       (47,799)            (76,131)
                                                                            ---------           ---------
Net Cash Flows Used In Investing Activities                                   (47,799)            (76,131)

Cash Flows From Financing Activities
   Checks Issued in Excess of Cash                                             14,031                   0
   Proceeds From the Issuance Notes Payable                                   224,617             430,000
   Repayments on Notes Payable                                               (205,617)           (237,000)
   Advances From Related Party, Officer                                        45,000              52,000
   Repayments to Related Party, Officer                                       (38,000)            (40,000)
   Proceeds From Notes Payable, Bank                                                0              36,275
   Repayments on Notes Payable, Bank                                          (11,060)             (2,422)
   Payments on Royalty Agreement                                               (2,865)             (2,850)
   Proceeds From the Sale of Common Stock                                     438,950              82,000
                                                                            ---------           ---------
Net Cash Provided By Financing Activities                                     465,056             318,003
                                                                            ---------           ---------

Year Ended December 31,                                                        1999                1998
                                                                            ---------           ---------

Decrease in Cash and Cash Equivalents                                         (29,262)            (49,570)
Cash and Cash Equivalents, Beginning of Year                                   29,262              78,832
                                                                            ---------           ---------
Cash and Cash Equivalents, End of Year                                      $       0           $  29,262
                                                                            =========           =========
Supplemental Information
Cash paid for:
   Interest                                                                 $ 143,474           $ 132,079
                                                                            =========           =========
   Income taxes                                                             $       0           $       0
                                                                            =========           =========
Noncash Activities:
   Exchange of Note Payable for Common Stock                                $       0           $  93,250
                                                                            =========           =========
   Common Stock Issued for Services                                         $ 219,049           $  45,145
                                                                            =========           =========



 The accompanying notes are an integral part of these financial statements.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 1 - ORGANIZATION

         SpectraFAX Corp. (the Company) (formerly known as LaserFAX, Inc.) was incorporated under the laws of the State of Florida on September 20, 1983, and has an authorized capital of 20,000,000 shares of par value common stock at one/hundredth of a cent ($0.0001) per share and 200,000 shares of preferred series A cumulative, nonparticipating 12% par value preferred stock at $25.00 per share.

         The Company markets and distributes proprietary (patented) automated facsimile management systems.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses for the periods presented, current liabilities exceed current assets, and have net stockholders' deficits. These factors raise substantial doubt about the Company's ability to continue as a going concern.

         The Company's ability to continue as a going concern is alleviated because the Company raised $1,560,000 through the issuance of 6% convertible subordinated debentures in March 2000, maturing in March 2005. (See Note 13) Additionally, the Company has an agreement with its President to provide funding to the Company for at least the next twelve months, as necessary. Therefore, for at least the next twelve months, the Company can continue to operate as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         A. Accounting Method
         The Company's financial statements are prepared using the accrual method of accounting.

         B. Cash and Cash Equivalents
         The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

         C.  Accounts Receivable
         Accounts Receivable consists of sales to business customers on a contract basis, principally in the United States. The majority of the accounts are paid within a 60-day period. The Company considers all of its accounts to be collectible. The allowance for uncollectible accounts has a zero balance at this time as a result of the type of contracts with businesses, customers and the federal government. Accounts Receivable are stated net of the allowance for uncollectible accounts. Management reviews this process annually. No single customer provides 10% or more of the Company's revenues.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         D. Revenue Recognition
         Revenue from products is recognized when related products are shipped. Revenue from fax information dissemination services and transaction processing services (service bureau) is recognized upon completion of the transmission. Revenue from separately priced extended warranty and product maintenance contracts is deferred at the point of sale and recognized on a straight-line basis over the life of the contract. Related warranty expenses and obligations are not accrued, but booked in the period incurred. The warranties are for maintenance and parts. Maintenance represents approximately 97% of warranty costs. These costs are recorded in the period incurred, due to their insignificance. Losses from warranty obligations are not accrued because it has been the Company's experience that insignificant claims have arisen under the warranty obligations.

         E.  Cost Recognition
         Cost of Sales includes all direct material and labor costs and those indirect costs of bringing raw materials to sale condition. Selling, general and administrative costs are charged to operating expenses as incurred. Research and Development costs are charged to operations as incurred, and are included in selling, general and administrative costs. The amounts charged during 1999 and 1998 were $420,702 and $402,479, respectively.

         F.  Inventory
         The inventory is valued at the lower of cost or market, determined on a first-in first-out basis.

         G.  Property and Equipment
         Expenditures that increase asset lives are capitalized at cost. Normal maintenance and repairs are expensed as incurred. The cost and accumulated depreciation of assets retired or disposed of are removed from the accounts and any resulting gain or loss is included in the statement of operations. Depreciation is reported on a straight-line basis over the estimated useful lives of the assets ranging from three to ten years.

         H. Income Taxes
         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS 109, deferred tax liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. See Note 8.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         I. Per Share of Common Stock
         Basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Convertible securities that could potentially dilute basic earnings per share in the future were not included in the computation of diluted earnings per share because to do so would be antidilutive for the periods presented. Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented.

         J. Stock Issuance Costs
         Costs and fees incurred to raise capital for the Company are charged against the proceeds of the related offering.

         K. Capital Structure
         The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the financial statements.

         L. Stock-Based Compensation
         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to continue its current method of accounting as described above, and has adopted the disclosure-only requirements of SFAS No. 123, effective January 1997. The implementation of SFAS No. 128 had no effect on the Company's financial statements.

         M. Business Segment Information
         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. The Company provides sales of facsimile management systems and also provides services such as fax dissemination services and extended maintenance and warranty contracts.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         The Company's segment information is disclosed separately in Note 12.

         N. Use of Estimates
         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         O. Pending Accounting Pronouncements
         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

         P. Presentation
         Certain prior year amounts have been reclassified to conform to the current year presentation.

         Q. Long-Lived Assets
         Long-lived assets are reserved for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

NOTE 3 - INVENTORY

         Inventory at December 31, 1999 and 1998 of $25,360 and $71,073, respectively, consists of computer parts and accessories used in the assembly and further enhancement of computer applications and parts for repairs and replacement.

NOTE 4 - PROPERTY AND EQUIPMENT, NET

         Property and Equipment consists of the following at December 31:

                                                        1999             1998
                                                     ---------        ---------
         Machinery and Equipment                     $ 170,397        $ 157,424
         Computer Equipment                            473,050          438,224
         Furniture and Fixtures                         36,544           36,544
         Display Booth                                   8,076            8,076
         Software                                      121,539          121,539
                                                     ---------        ---------
         Total                                         809,606          761,807
         Less Accumulated Depreciation                (635,018)        (543,762)
                                                     ---------        ---------
         Net Book Value                              $ 174,588        $ 218,045
                                                     =========        =========

         Depreciation expense charged to operations during 1999 and 1998 was $91,256 and $88,303, respectively.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 5 - NOTES PAYABLE

         The following is a summary of Notes Payable at December 31:


                                                                    1999                   1998
                                                                  --------               --------
         (1) 15% Demand Note                                      $ 50,000               $ 50,000
         (2) 12% Convertible Notes at $2.00 Per Share              225,500                261,500

                                                                    1999                    1998
                                                                  --------               --------

         (3) 10% Convertible Notes at $2.00 Per Share                    0                  8,000
         (4) 12% Short Term Notes                                   24,000                 24,000
         (5) 10% Convertible Subordinated Debentures
               Due October 31, 1990 - Scheduled Redemption
               Subordinated to Other Senior Obligations            108,000                125,000
         (6) 18% Secured Factoring Promissory Notes                442,000                362,000
                                                                  --------               --------
         Total                                                    $849,500               $830,500
                                                                  ========               ========

         (1) A demand note in the amount of $50,000, dated April, 1995, with interest at 15 percent per annum. The note was renewed on May 3, 1996, and is currently in default. Accrued interest at December 31, 1999 and 1998 was $15,021 and $12,521, respectively.

         (2) The 12% convertible notes at $2.00 per share represent a series of notes from individuals dated from April 1990 through October 1993. The notes were for one year with interest payable annually. All of the notes are due in full. The notes carry a conversion, that on maturity, in lieu of receiving the stipulated principal and interest at maturity, the holder may elect to apply said principal and accrued interest as payment in full for the purchase of the Company's common stock at $2.00 per share. For the years ended December 31,1998, certain 12% convertible notes were converted to 26,625 shares of common stock at $2.00 per share, or $53,250, representing principal of $37,500 and interest of $15,750. Additionally, during 1998, the Company converted one 12% convertible note to 25,000 shares of common stock at $1.00 per share, or $25,000. Due to the default status of this note, the note holder agreed to modify the conversion terms of this note from $2.00 to $1.00 in partial satisfaction of the principal amount outstanding. Payments on 12% convertible notes were $36,000 and $4,000 during 1999 and 1998, respectively.

         Accrued interest at December 31, 1999 and 1998 was $170,980 and $150,920, respectively.

         (3) The 10% convertible notes represent a series of notes from individuals dated from March 1992 through November 1993. The notes were for one year with interest payable

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

         annually. All of the notes are due in full. The notes carry a conversion, that on maturity, in lieu of receiving the stipulated principal and interest at maturity, the holder may elect to apply said principal and accrued interest as payment in full for the purchase of the Company's common stock at $2.00 per share. For the year ended December 31, 1999, the 10% convertible notes were repaid in full for $8,000.

         (4) The 12% short term notes represent a series of notes from individuals dated December 1990 through March 1991. The notes are one year notes that rollover automatically. The holder has the option after one year to demand payment in full. Accrued interest at December 31, 1999 and 1998 was $14,400 and $11,520, respectively.

         (5) The 10% convertible subordinated debentures are a series of notes from individuals dated October 31, 1985 and had a maturity date of October 31, 1990. The notes are convertible at the rate of $2.00 per share of the Company's common stock. For the year ended December 31, 1998, certain 10% convertible subordinated debentures were converted to 7,500 shares of common stock for total of $15,000, representing principal of $12,000 and interest of $3,000. Payments on the 10% convertible notes were $17,000 and $8,000 during 1999 and 1998, respectively. Accrued interest at December 31, 1999 and 1998 was $57,675 and $45,387, respectively.

         (6) The 18% secured factoring promissory notes are a series of notes from individuals at various dates during the last three years. These notes are secured by U.S. government receivables. Payment of principal and interest is due in full to each individual upon payment of invoices under contract. For the year ended December 31, 1999 and 1998, total payments were $144,617 and $225,000, and additional notes issued totaled $224,617 and $430,000, respectively. Accrued interest at December 31, 1999 and 1998 was $5,004 and $5,114, respectively.

         All of the notes are due at December 31, 1999.

NOTE 6 - NOTES PAYABLE, BANK

         During 1998, the Company obtained financing from a local bank for $36,275, with interest at prime plus one percent (9.75% at December 31, 1999 and 1998) per annum, due September 01, 2001, and secured by all Company assets. Total principal payments during 1999 and 1998 were $11,060 and $2,422, respectively.

         Total                                       $  22,793
         Less Current Portion                           10,067
                                                     ---------
         Long-Term Debt                              $  12,726
                                                     =========

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

         Future minimum maturities of long-term debt are as follows at December 31:

         2000                   $   10,067
         2001                   $   12,726

NOTE 7 - RELATED PARTIES

         The President loans the Company funds whenever necessary and is paid with interest, due on demand. Total loans outstanding due the President is $91,010 at December 31, 1999. The loan activity is as follows through December 31, 1999:

         On April 17, 1995, the President loaned the Company $44,010 with interest payable at the rate of 14% per annum, due on demand. In 1995, $10,000 was paid on the note leaving a balance of $34,010. During 1996, the note was increased by $10,000, leaving a balance of $44,010 at December 31, 1996 and 1997. During 1998, the President advanced the Company $25,000 and was repaid $40,000, for a net decrease in the note of $15,000, leaving a balance due of $29,010 at December 31, 1999 and 1998.

         During 1996, the President loaned the Company an additional $98,000 at 10% per annum, due on demand. The note was reduced by the payment of $70,000 in cash during 1997. The balance at December 31, 1999 and 1998 is $28,000.

         During 1998, the President loaned the Company an additional $27,000 at 18% per annum, due on demand. The balance at December 31, 1999 and 1998 is $27,000.

         During 1999, the President loaned the Company an additional $45,000 at 12% per annum, due on demand. The note was reduced by the payment of $38,000 in cash during 1999. The balance at December 31, 1999, is $7,000.

         Accrued interest on all the related party loans at December 31, 1999 and 1998 was $7,434 and $8,948, respectively.

         LFX (LFX) Associates, Ltd., a related Company, is due $53,468 and $56,333 at December 31, 1999 and 1998, respectively, representing royalty payments due under an expired agreement that it had with the Company. The payable is reduced each year for payments made on behalf of LFX by the Company, such as accounting fees and filing fees.

NOTE 8 - INCOME TAXES

         There is no current or deferred tax expense for the years ended December 31, 1999 and 1998, due to the Company's loss position. The benefits of timing differences have not been previously recorded.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 8 - INCOME TAXES (CONTINUED)

         The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying balance sheet is a result of the following:

         Deferred Taxes                       1999                   1998
         --------------                   -----------           ------------
         NOL Carryforwards                $ 3,435,480           $  3,278,969
         Deferred Revenue                     (55,885)               (84,971)
                                          -----------            ------------
         Total                              3,379,595              3,193,998
         Valuation Allowance               (3,379,595)            (3,193,998)
                                          -----------            -----------
         Net Deferred Tax Assets          $         0            $         0
                                          ===========            ===========

         A reconciliation between the statutory federal income tax rate (35%) and the effective rate of income tax expense for each of the years during the period ended December 31 follows:

                                                     1999               1998
                                                    ------             ------
         Statutory Federal Income Tax Rate           (35.0)%            (35.0)%
         Increase in Valuation Allowance              35.0 %             35.0 %
                                                    ------             ------
         Effective Income Tax Rate                     0.0 %              0.0 %

         The Company has available net operating loss carryforwards of approximately $9,800,000 for tax purposes to offset future taxable income, and expire principally in the year 2014.

NOTE 9 - OPERATING LEASES

         Property Lease - The Company leases 9,373 square feet of office space located at 3050 North Horseshoe Drive, Suite Number 100, Naples, Florida, 34104, for its executive offices. The lease is for a period of three years commencing June 1, 1997 and ending May 30, 2000. The Company has an option to renew for two additional thirty-six (36) month terms for an additional increase in the monthly base rent of 3% on each commencement date. The base rent is $8,386 per month plus additional rent equal to the pro rata monthly operating expenses of the property of approximately $3,616, or $12,002 at December 31, 1999. The lessor holds a security deposit in the amount of $10,658 paid by the Company.

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 9 - OPERATING LEASES (CONTINUED)

         Lease expense for the years ended December 31, 1999 and 1998 was $131,860 and $138,925, respectively.

         Future minimum annual lease obligations at December 31 are as follows:

                           1999              $  144,024
                           2000              $   60,010

         Equipment Lease - The Company leases various equipment under noncancelable operating leases for five year terms. The lease expense for the year ended December 31, 1999 and 1998 was $7,702 and $6,808. Future minimum annual lease obligations are as follows:

                           2000              $   11,328
                           2001              $    8,416
                           2002              $    6,960
                           2003              $    3,480

NOTE 10 - CONTRACTS/BACKLOG

         Total backlog at December 31, 1999 and 1998 was approximately $55,000 and $265,000, respectively.

NOTE 11 - COMMON STOCK

         During 1998, the Company issued 2,700 shares of common stock for consulting services rendered at $1.00 per share, or $2,700, and the Company issued 11,613 shares of common stock for consulting services at $0.50 per share, or $5,806, and 48,852 shares for consulting services at $0.75 a share, or $36,639. All shares were issued and valued at the fair value of the services rendered.

         During 1999, the Company issued 497,390 shares for services rendered as follows: 4,500 shares of common stock for consulting services rendered at $0.44 per share, or $1,980; 5,000 shares of common stock for consulting services rendered at $0.32 per share, or $1,600; 487,890 shares of common stock to current and past employees, directors, and sales representatives for services rendered as follows: 159,100 shares at $0.218 per share, or $34,684; 103,000 shares at $0.625 per share, or $64,375; 165,000 shares at $0.50 per share, or $82,500; 25,000 shares at $0.476 per share, or $11,900; 30,700 shares at $0.469 per share, or $14,390; 200 shares at $0.689 per share, or $138; and 4,890 shares at $1.53 per share, or $7,482. The shares were issued at the fair market value of the services rendered.

         During the years ended 1999 and 1998, the Company adjusted the shares of common stock outstanding for a correction of a prior years issuance for an increase of 29,000 in

                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

         1999 and a decrease of 37,250 in 1998. Prior to 1996, the Company had been maintaining the stock ownership records manually, and in 1996 turned the records over to a transfer agent for record keeping. In the process, the Company did not turn over all of the certificates to the transfer agent and adjustments have arisen.

NOTE 12 - SEGMENT INFORMATION

         Revenues include revenues from the sale of tangible products (fax liaison), revenues from fax information dissemination services and transaction processing services (service bureau), and revenues from separately priced extended warranty and product maintenance contracts (warranty.)

         Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 2.

         Certain items are maintained at the Company's corporate level and are not allocated to the segments. They primarily include the Company's debt and cash and cash equivalents and related net interest expense and corporate headquarters costs.

         A summary is of segment information is as follows at December 31:


                                                                Service
1999                                      Fax Liaison            Bureau           Warranty         Other                 Total
----                                      -----------          ----------         --------      -----------           -----------
Revenues                                  $ 1,919,905          $  200,530         $380,649      $         0           $ 2,501,084

Operating Income (Loss)                      (256,808)            (16,273)         (48,820)        (104,814)             (426,715)
Total Assets                                  394,668              55,282           51,000           97,196               598,146

Capital Expenditures                           13,279               2,495              825           31,200                47,799
Depreciation                                   69,355               8,213            4,563            9,125                91,256

1998
----
Revenues                                  $ 1,872,654          $  249,533         $377,573      $         0           $ 2,499,760

Operating Income (Loss)                      (272,735)            (19,481)         (58,443)         (38,962)             (389,621)
Total Assets                                  385,203              56,482           51,000          160,472               653,157
Capital Expenditures                           63,719               5,321            5,995            1,096                76,131
Depreciation                                   68,876               6,181            5,298            7,948                88,303


                                SPECTRAFAX CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 13 - SUBSEQUENT EVENTS

         During March 2000, the Company issued 6% convertible subordinated debentures totaling $1,560,000, due March 2005, convertible into one
         (1) fully paid and nonassessable share of common stock at the conversion rate of $0.80 (principal amount) per share, exercisable at any time after six (6) months from the date of the note. The Company can prepay the debentures at any time by giving the holder no less than thirty (30) days written notice.

NOTE 14 - PRIOR PERIOD ADJUSTMENT

         Retained earnings has been restated for the year ended December 31, 1997, by $173,797, representing deferred warranty revenue, due to a correction of an error. In prior period financial statements, the Company recognized revenue from separately priced extended warranty and product maintenance contracts as the payments were received under the contract. Under generally accepted accounting principles, warranty revenue is deferred at the point of sale and recognized on a straight-line basis over the life of the contract, which is primarily a one year contract for the Company. Revenues for the years ended December 31, 1998 and 1997, were overstated by $68,978 and $173,797. Revenues for the year ended December 31, 1999, were understated by $259,482. The effect of the restatement for all periods presented is as follows:


         As Reported                                                      1999              1998              1997
         -----------                                                  -----------       -----------       -----------
         Revenue                                                      $ 2,417,981       $ 2,568,738       $ 2,015,716
         Net Loss                                                        (530,278)         (425,410)         (831,000)
         Basic Loss Per Common Share                                        (0.03)            (0.02)            (0.04)
         Accumulated Deficit                                           (9,655,986)       (9,125,708)       (8,700,298)

         As Restated
         -----------
         Revenue                                                      $ 2,501,084       $ 2,499,760       $ 1,841,919
         Net Loss                                                        (548,422)         (494,388)       (1,004,797)
         Basic Loss Per Common Share                                        (0.03)            (0.03)            (0.05)
         Accumulated Deficit                                           (9,916,905)       (9,368,483)       (8,874,095)

                                SPECTRAFAX CORP.
                                 BALANCE SHEET
                                  (UNAUDITED)

                                                             June 30, 2000
                                                             -------------

ASSETS
Current Assets
  Cash                                                        $    526,782
  Accounts Receivable                                              194,726
  Inventory                                                         36,121
  Prepaid Expenses                                                  91,235
                                                              ------------

Total Current Assets                                               848,864
Property & Equipment -Net (Note 2)                                 215,540
Other Assets
   Deposits                                                         10,758
   Goodwill Arising from Acquisition (Note 3)                      310,929
                                                              ------------
Total Other Assets                                                 321,687
                                                              ------------
Total Assets                                                  $  1,386,091
                                                              ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Notes Payable  (Note 4)                                     $    691,500
  Accounts Payable                                                 202,763
  Deferred Revenue                                                 204,755
  Notes Payable, Bank Current Portion                                8,762
  Due to Related Party                                             120,768
  Accrued Interest Payable                                         238,225
  Accrued Liabilities                                               53,384
                                                              ------------

Total Current Liabilities                                        1,520,157
Long-Term Liabilities
  Notes Payable Noncurrent Portion (Note 4)                        517,000
                                                              ------------
  Total Liabilities                                              2,037,157
Stockholders' Equity
  Preferred Stock: $25.00 Par Value, 200,000 Shares
    Authorized Series A Cumulative, Non Participating
    12%; Issued and Outstanding, None                                    0
  Common Stock: $0.0001 Par Value, 40,000,000
    Shares Authorized, Issued and Outstanding
    21,036,943 and 18,598,322 (Note 5)                               2,103
  Additional Paid In Capital                                    10,323,844
  Less Treasury Stock, at Cost, 4,000 Shares Outstanding            (4,000)
  Accumulated Deficit                                          (10,973,013)
                                                              ------------

 Total Shareholders' Equity  (A Deficit)                          (651,066)
                                                              ------------
Total Liabilities and Stockholders' Equity                    $  1,386,091
                                                              ============


                                SPECTRAFAX CORP.
                            STATEMENT OF OPERATIONS
                FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                                  (UNAUDITED)


                                                          2000               1999
                                                     ------------       ------------

Revenues (Note 6)                                    $    390,391       $  1,318,486


Cost of Sales                                             256,855            386,902
                                                     ------------       ------------


Gross Profit                                              133,536            931,584

Selling, General & Administrative
         Marketing & Sales                                445,221            375,955
         General & Administrative                         473,606            366,740
         Research & Development Expense                   205,012            241,366
                                                     ------------       ------------

Total Selling, General & Administrative Expense         1,123,839            984,061
                                                     ------------       ------------

Net Operating Loss                                       (990,303)           (52,477)
                                                     ------------       ------------
Other Income (Expense)
         Interest Income                                   10,701
         Interest Expense                                 (76,506)           (50,233)
                                                     ------------       ------------
Total Other Income (Expense)                              (65,805)           (50,233)
                                                     ------------       ------------

Net Loss Available to Common Stockholders            $ (1,056,108)          (102,710)
                                                     ============       ============


Basic Loss Per Common Share                          $      (0.05)      $      (0.01)
                                                     ============       ============

Basic Weighted Average Number of
Common Shares Outstanding                              20,000,913         17,639,188
                                                     ============       ============

                                SPECTRAFAX CORP.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                  (UNAUDITED)



                                                                       Additional
                                               Common        Stock      Paid In                         Accum.
                                               Shares         Amt       Capital         Treasury        Deficit        Total
                                             ----------     ------     -----------     -----------   ------------    -----------

December 31, 1999                            18,598,322     $1,859     $ 8,682,825     $ (4,000)     $ (9,916,905)   $(1,236,221)

Issuance of Stock For Cash at $.40
Per Share During January 2000                    12,500          1           4,999                                         5,000

Issuance of Stock For Cash at $.80
Per Share During February 2000                   13,000          1          10,399                                        10,400

Issuance of Stock For Cash at $.58
Per Share During February 2000                   17,241          2           9,998                                        10,000

Issuance of Stock For Cash at $.50
Per Share During February 2000                  100,000         10          49,990                                        50,000

Issuance of Stock For Cash at $.10
Per Share During February 2000                   20,000          2           1,998                                         2,000

Issuance of Stock For Cash at $.75
Per Share During March 2000                     100,000         10          74,990                                        75,000

Issuance of Stock For Cash at $.30
Per Share During April 2000                     400,000         40         119,960                                       120,000

Issuance of Stock For Services at $.94
Per Share During April 2000                       2,880          1           2,699                                         2,700

Issuance of Stock For Services at $.35
Per Share During April 2000                      15,000          2           5,248                                         5,250

Issuance of Stock For Conversion of 6%
Debenture at $.80 During May 2000             1,312,500        131       1,049,869                                     1,050,000

Issuance of  Stock For Conversion of 10%
&12% Notes at $1.00 During May 2000             107,300         11         107,289                                       107,300

Issuance of Stock for Services at $.94
Per share during May 2000                        40,000          4          37,596                                        37,600

Finance Cost for 6% Debenture in May 2000                                 (174,600)                                     (174,600)

Issuance of  Stock For Conversion of 10%
&12% Notes at $1.00 During June 2000             33,600          3          33,597                                        33,600

Issuance of Stock for Finance Cost for 6%

Debenture at $.80 During June                    54,600          5          43,675                                        43,680

                                                                           (43,680)                                      (43,680)
Issuance of Stock for the purchase of
2Alertme at $1.00/share During June             200,000         20         199,980                                       200,000

Stock Option
Compensation cost                                                          100,513                                       100,513

Issuance of Stock for Services at $.65
Per share during June 2000                       10,000          1           6,499                                         6,500

Loss, Month Ending June 30, 2000                                                                       (1,056,108)    (1,056,108)
---------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2000                       21,236,943     $2,103     $10,323,844     $ (4,000)     $(10,973,013)   $  (651,066)


                                SPECTRAFAX CORP.
                            STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                                  (UNAUDITED)


Cash Flows from Operating Activities:
  Net (Loss)                                                   $(1,056,108)
  Adjustments to reconcile net (loss) to Net Cash
    Used in Operating Activities:
  Options Granted                                                  100,513
  Common Stock Issued for Services                                  49,350
   Depreciation                                                     43,560
   Decrease (increase) in operating assets:
     Accounts Receivable                                           180,864
     Inventory                                                     (10,761)
     Prepaid Expenses and Deposits                                 (79,384)
Increase (decrease) in operating liabilities:
    Accounts Payable                                               (45,010)
    Accrued Liabilities                                            (42,613)
    Customer Deposits                                               45,083
    Checks in Excess of Cash                                       (14,031)
                                                               -----------
Total Adjustments                                                  227,571

Net Cash Used in Operating Activities                             (828,537)

Cash Flows from Investing Activities:
  Property and Equipment Expenditures                              (82,836)
  Other Assets (2AlertMe)                                         (112,604)
                                                               -----------
Cash Used by Investing Activities                                 (195,440)

Cash Flows from Financing Activities:
   Payments on Notes Payable                                       (89,000)
   Payments on Bank Note                                            (7,031)
   Proceeds from Issuance of Notes Payable                       1,570,000
   Offering Cost                                                   (54,600)
   Proceeds from Issuance of Common Stock (Net)                    152,400
   Advances from Officer                                            27,000
   Payments to Officer                                             (48,010)
                                                               -----------
Net Cash Provided By Financing Activities                        1,550,759
                                                               -----------

Increase in Cash and Cash Equivalents                              526,782

Cash at 12/31/99                                                         0
                                                               -----------
Cash at  6/30/00                                               $   526,782
                                                               ===========


                                SPECTRAFAX CORP
                            STATEMENT OF CASH FLOWS
                    FOR THE SIX MONTHS ENDED JUNE 30, 2000


Supplemental Information
Cash Paid for:
  Interest                                                     $    46,486
                                                               ===========

  Income Taxes                                                           0


Non Cash Investing and Financing Activities:
  Conversion of Accts Payable, Related Party to Com Stock            2,710
                                                               ===========

    Conversion of Notes Payable to Equity including
         Accrued interest                                      $ 1,190,000
                                                               ===========


                                SPECTRAFAX CORP.
                         NOTES TO FINANCIAL STATEMENTS

Note 1.  Statement of Information Furnished

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Form 10SQB instructions and in the opinion of management contains all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position as of June 30, 2000, the results of operations for the six months ended June 30, 2000, and the statement of cash flows for the six months ended June 30, 2000. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of the Company's 1999 Annual Report on Form 10-SB.

Certain information and footnote disclosure normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying financial statements be read in conjunction with the accompanying financial statements and notes thereto incorporated by reference in the Company's 1999 Annual Report on Form 10-SB.

Note 2.  Property and Equipment

Property and equipment is comprised as follows at June 30, 2000:

         Computer Equipment                         $ 555,830
         Furniture and Fixtures                        38,275
         Display booth and other equipment            178,473
         Software                                     121,539
                                                    ---------
                                                      894,117
         Less accumulated depreciation              (678,577)
                                                    ---------
   Net Property and Equipment                       $ 215,540

Depreciation expense charged to operations during the six months ending June 30, 2000 and June 30, 1999 was $43,560 and $52,800 respectively.

Note 3.  Asset Purchase

On May 1, 2000, SpectraFAX Corp. completed an "Asset Purchase Agreement" with 2AlertMe.com, Inc. to purchase all of its assets, properties and goodwill. The purchase price was $125,000 cash, less the amount of cash purchased as an asset, or $12,396, the issuance of 200,000 shares of SpectraFAX common stock at $0.70 per share, and an option to acquire 200,000 shares of SpectraFAX common stock at $3.50 per share, expiring in ten years. SpectraFAX paid $125,000 and recorded the issuance of the 200,000 shares of common stock at the fair market value of the common stock at the date of issuance, which was $1.00 per share, because the fair market value exceeded the value in the asset purchase agreement. The options were not valued because the exercise price of the options exceeded the fair market value of the common stock at the date of issuance.

The estimated purchase price and preliminary adjustments to historical book value of 2AlertMe as a result of the 2AlertMe transaction are as follows:

         Purchase price:
                  Cash                              $125,000
                  Common Stock Issued                200,000          $325,000
                                                     -------
         Book Value of net assets acquired:
                  Cash                                12,396
                  Computer                             1,675           (14,071)
                                                     -------          --------

         Purchase price in excess of net assets acquired (goodwill)   $310,929
                                                                      --------

(1) The acquisition of 2AlertMe's assets was accounted for by the purchase method of accounting, which allocates the excess of the total purchase price exceeding the sum of amounts assigned to the assets and liabilities acquired, to intangible assets ("Goodwill"). Goodwill is being amortized over its estimated useful life, not to exceed ten years. Fixed Assets are being depreciated over estimated useful lives, or five years. Included in pro forma adjustments at December 31, 1999 and operations at June 30, 2000, is Goodwill and depreciation of $15,546 and $168 respectively.

Note 4.  Notes Payable Notes
Payable consists of the following:

15% Short Term Demand Note                                           $ 50,000
12% Short Term Notes Convertible @$2.00/Share                         190,500
Notes Secured by US Government Receivables                            349,000
12% Short Term Equipment Notes                                         24,000
10% Convertible Subordinated Debenture                                 78,000
                                                                      -------
                                                                     $691,500

                                SPECTRAFAX CORP.
                    NOTES TO FINANCIAL STATEMENTS CONTINUED

On December 31, 1999 the Short Term Notes totaled $ 849,500. The following transactions occurred during the six months ending June 30, 2000.

       Converted to Stock at $1.00/share, 10 & 12% Convertible Notes   $ 79,000
       Notes Secured by US Government Receivables, borrowed             (10,000)
       Notes Secured by US Government Receivables, paid cash             83,000
       Paid cash on 12% Short Term Note                                   6,000
                                                                       --------
                                                                       $158,000
       Accrued interest was $ 61,900
       Accrued interest converted to stock was $61,900 at $1.00 per share

Long Term Debt $1,560,000
6% Convertible Subordinated Debentures due
March 2005 (Scheduled redemption
subordinated to other senior obligations)
Converted $1,050,000 @ $.080 on May 12, 2000.                           510,000

Long Term Portion of 9.75% Bank Note                                      7,000
                                                                       --------

                              Total Long Term Debt                     $517,000

Note 5.  Common Stock

Issued 2,438,621 shares of common stock during the six month period ending 6/30/00:


         Issued for cash                                262,741 shares    $   152,400
         Issued for Conversion of 6% Debenture        1,312,500 shares      1,050,000
         Issued for Conversion of Convertible Notes     140,900 shares        140,900
         Issued for Services                            522,480 shares        215,730
         Issued for the acquisition of 2AlertMe         200,000 shares        200,000
                                                      ----------------    -----------
                           Total                      2,438,621             1,759,030
         Stock Options                                                        100,513
         Less Offering Cost                                                  (218,280)
         Less Common Stock @ .0001                                               (244)
                                                                          -----------
                  Paid in Capital                                         $ 1,641,019


                                SPECTRAFAX CORP.
                    NOTES TO FINANCIAL STATEMENTS CONTINUED

Note 6.  Segment Information

The Company's revenues are classified into four principal reportable segments that provide different products or services.

Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns. Certain items are maintained at the Company's corporate level and are not allocated to the segments. They primarily include the Company's corporate headquarters costs, such as General and Administrative expenses, related employee benefits, travel and promotion, rent expense, consulting and professional fees.

A summary of the segment information is as follows:


                                         SERVICE
JUNE 30, 2000         FAX LIAISON         BUREAU        WARRANTY         OTHER            TOTAL
                      -----------       ---------       ---------       --------       -----------

Revenues              $   219,127       $  29,897       $ 116,329       $ 25,038       $   390,391

Operating (Loss)         (723,366)        (44,490)       (133,469)       (88,979)         (990,303)

Total Assets            1,157,217         124,748           6,930         97,196         1,386,091

Capital
Expenditures                5,127           2,501              --         76,883            84,511

Depreciation               32,155           5,125           3,248          3,052            43,580


                                         SERVICE
JUNE 30, 1999         FAX LIAISON         BUREAU        WARRANTY         OTHER            TOTAL
                      -----------       ---------       ---------       --------       -----------

Revenues              $ 1,010,552       $  59,105       $ 220,699       $ 28,130       $ 1,318,486

Operating (Loss)          (36,734)         (2,624)         (7,872)        (5,248)          (52,477)

Total Assets              394,668          55,282          51,000         97,196           598,146

Capital
Expenditures                7,052           1,904           2,750         16,805            28,511

Depreciation               37,139           3,128           2,775          9,758            52,800


                                SPECTRAFAX CORP.
                    NOTES TO FINANCIAL STATEMENTS CONTINUED

Note 7.  Operating Lease

The Company entered into a lease for 1,006 square feet of office space located at 1732 Windsor Road, Loves Park, IL 61111. The lease begins May 1, 2000 and extends for 2 years ending April 30, 2002. The basic rent is $1,000 per month plus one month security.

Note 8.  Stock Options

The Company has issued stock options to certain individuals as additional performance incentives to promote the success of the Company by providing these individuals with the opportunity to acquire common stock. The status of the SpectraFAX's outstanding stock options is summarized below as of June 30, 2000:

                                      Number of      Option      Expiration
                                        Shares       Price          Date
                                      ---------      ------      ----------
Granted During February 2000             20,000      $  .25      Feb 2001
                                         40,000      $  .50      Feb 2001
Granted During April 2000             1,100,001      $ 1.50      April 2007
                                        136,500      $  .80      April 2003
                                        200,000      $ 3.50      April 2010
Granted During May                        5,000
                                      ---------
Total outstanding, June 30, 2000      1,501,501
                                      =========

         The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for stock options awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plans been determined under SFAS No. 123, based on the fair market value at the grant dates, the Company's pro forma net loss and pro forma net loss per share would have been reflected as follows at June 30, 2000:

         Net Loss
                  As reported                            $ 1,056,108
                  Pro forma                              $ 1,258,468
         Net Loss Per Share
                  As reported                            $ 0.05
                  Pro forma                              $ 0.06

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumption used for those options granted: dividend yield of 0%, expected volatility of 170%, risk-free interest rate of 5%, and an expected life of 5 years.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
2AlertMe.com, Inc.
Rockford, Illinois 61111

We have audited the accompanying balance sheet of 2AlertMe.com, Inc. (A Development Stage Company) (the "Company") as of December 31, 1999, and the related statement of operations, stockholders' equity and cash flows for the period from inception (May 26, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999, and the results of its operations and cash flows for the period indicated, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

As discussed in Note 1, the Company has been in the development stage since its inception May 26, 1999. The Company is devoting substantially all of its present efforts in establishing a new business and although planned principal operations have commenced, there have been no significant revenues derived therefrom. Additionally, the Company does not have adequate financing to carry out its business plan. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Clancy and Co., P.L.L.C.
Phoenix, Arizona
June 15, 2000

                               2ALERTME.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999

Assets
------
Current Assets
   Cash                                                                $ 20,193
                                                                       --------

Total Assets                                                           $ 20,193
                                                                       ========

Liabilities and Stockholders' Equity
------------------------------------
Current Liabilities                                                        None

Stockholders' Equity
   Common Stock: No Par Value, 2,000,000 Shares
Authorized; Issued and Outstanding 1,185,000                             30,000
   Additional Paid in Capital                                             6,722
   Accumulated Deficit                                                  (16,529)
                                                                       --------
Total Stockholders' Equity                                               20,193
                                                                       --------

Total Liabilities and Stockholders' Equity                             $ 20,193
                                                                       ========
















   The accompanying notes are an integral part of these financial statements.

                               2ALERTME.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                  FOR THE PERIOD FROM INCEPTION (MAY 26, 1999)
                              TO DECEMBER 31, 1999

Revenues                                                              $       0

Cost of Sales                                                                 0
                                                                      ---------

Gross Profit                                                                  0

General and Administrative Expenses
   General and Administrative                                             2,580
   Research and Development                                              13,949
                                                                      ---------
Total General and Administrative Expenses                                16,529
                                                                      ---------

Net Loss Available to Common Stockholders                             $ (16,529)
                                                                      =========

Basic Loss Per Common Share                                           $   (0.04)
                                                                      =========

Basis Weighted Average Number of
Common Shares Outstanding                                               444,375
                                                                      =========
















   The accompanying notes are an integral part of these financial statements.

                               2ALERTME.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
        FOR THE PERIOD FROM INCEPTION (MAY 26, 1999) TO DECEMBER 31, 1999


                                                                                 Additional
                                                     Common         Stock          Paid In       Accumulated
                                                     Shares         Amount         Capital         Deficit               Total
                                                   ---------      --------       ----------      -----------           --------
Initial Capital Contribution                                                      $  1,000                             $  1,000

Common Stock Issued For Cash                       1,185,000      $ 30,000                                               30,000

Additional Capital Contributions                                                     5,722                                5,722

Loss, Inception (May 26, 1999) to
December 31, 1999                                                                                   (16,529)            (16,529)
                                                                                                 ----------            --------

Balance, December 31, 1999                         1,185,000      $ 30,000        $  6,722       $  (16,529)           $ 20,193
                                                   =========      ========         =======       ==========            ========








   The accompanying notes are an integral part of these financial statements.

                                 2ALERTME, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
                  FOR THE PERIOD FROM INCEPTION (MAY 26, 1999)
                              TO DECEMBER 31, 1999

Cash Flows From Operating Activities
   Net Loss                                                            $(16,529)
                                                                       --------
Net Cash Used In Operating Activities                                   (16,529)

Cash Flows From Investing Activities                                         --

Cash Flows From Financing Activities
   Capital Contributions                                                  6,722
   Proceeds From Sale of Common Stock                                    30,000
                                                                       --------
Net Cash Provided By Financing Activities                                36,722
                                                                       --------

Increase in Cash and Cash Equivalents                                    20,193
Cash and Cash Equivalents, Beginning of Year                                  0
                                                                       --------
Cash and Cash Equivalents, End of Year                                 $ 20,193
                                                                       ========
Supplemental Information
Cash paid for:
   Interest                                                            $      0
                                                                       ========
   Income taxes                                                        $      0
                                                                       ========
















   The accompanying notes are an integral part of these financial statements.

                               2ALERTME.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1 - ORGANIZATION

         2AlertMe.com, Inc. (A Development Stage Company) (the Company) was incorporated under the laws of the State of Illinois on May 26, 1999, with an authorized capital of 2,000,000 shares of no par value common stock.

         The Company's product is a notification system that enables subscribers to receive real time notification when their stock reaches a predetermined trading price or volume. Notification channels include touch-tone phone, PCS phone, pager, e-mail and/or fax. If notified by phone, subscribers can be automatically connected to a broker to place trades immediately in response to market changes.

         The Company is a development stage company, as defined in Financial Accounting Standards Board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although its planned principal operations have commenced, there have been no significant revenues derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. Management's plans include obtaining working capital funds by seeking additional funding from private and public equity investments to meet such needs.

         The accompanying financial statements should not be regarded as typical for normal operating periods. The financial statements have been prepared on the basis of accounting principles applicable to a going concern. The financial statements do no include any adjustments that might result from the outcome of this uncertainty. The continuation of the Company as a going concern is dependent upon the success of the Company in obtaining additional funding and the future success of its operations. The Company's ability to achieve these objectives cannot be determined at this time.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

         Accounting Method

         The Company's financial statements are prepared using the accrual method of accounting.

         Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash and cash equivalents.

         Property and Equipment

         Property and equipment is stated at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset.

         Revenue Recognition

         Revenue is recognized when earned. Revenues are recognized over the period the services are provided.

                               2ALERTME.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Cost Recognition

         Selling, general and administrative costs are charged to operating expenses as incurred. Research and development costs are expensed as incurred.

         Product Development Costs

         In accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," computer software costs incurred in the preliminary project stage, such as direct labor and related overhead, and purchased software and computer equipment from third parties, are expensed as incurred. SFAS No 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," does not materially affect the Company.

         Advertising Costs

         Advertising costs are expensed as incurred.

         Start-Up Costs

         The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

         Long-lived Assets

         Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

         Income Taxes

         The Company is an "S" corporation, and therefore all taxable income or losses and available tax credits are passed from the corporate entity to the stockholders'. It is the responsibility of the stockholders' to report the taxable income or losses and tax credits, and to pay any resulting income taxes. Thus, there is no provision for income taxes included in these financial statements.

         Per Share of Common Stock

         Basic earnings or loss per share has been computed based on the weighted average number of common shares outstanding. All earnings or loss per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, "Earnings Per Share." Diluted earnings or loss per share does not differ materially from basic earnings or loss per share for all periods presented. All per share and per share information are adjusted retroactively for changes in par value and stock splits.

                               2ALERTME.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Capital Structure

         The Company has implemented SFAS No. 130, "Reporting Comprehensive Income," which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 had no effect on the financial statements.

         Stock-Based Compensation

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to continue its current method of accounting as described above, and has adopted the disclosure-only requirements of SFAS No.
         123. The implementation of SFAS No. 128 had no effect on the Company's financial statements.

         Business Segment Information

         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The implementation of SFAS No. 131 had no effect on the Company's financial statements.

         Use of Estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Pending Accounting Pronouncements

         It is anticipated that current pending accounting pronouncements will not have an adverse impact on the financial statements of the Company.

                               2ALERTME.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 3 - SUBSEQUENT EVENTS

         On May 1, 2000, the Company entered into an "Asset Purchase Agreement" with SpectraFAX Corp., whereby all of the Company's assets, properties, goodwill and business of every kind was transferred to SpectraFAX Corp. The purchase price was $125,000 less the amount of cash purchased as an asset, issuance of 200,000 shares of SpectraFAX Corp. common stock to the Company, and an option to acquire 200,000 shares of SpectraFax Corp. stock at $3.50 per share, expiring in ten years.

                              2ALERTME.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                  (Unaudited)

                                                               March 31, 2000
                                                               --------------

Assets

Current Assets

  Cash & Cash Equivalents                                         $ 12,396
                                                                  --------

      Total Current Assets                                          12,396

Property & Equipment                                                 1,675

         Total Assets                                               14,071
                                                                  --------
Liabilities

   Total Liabilities                                                     0

Shareholders' Equity

   Common Stock                                                     30,000
   Paid In Capital                                                   6,722
   Deficit                                                         (16,529)
   Year To Date Earnings                                            (6,122)
   Total Shareholders' Equity                                      (14,071)
                                                                  --------
Total Liabilities & Shareholders' Equity                          $ 14,071
                                                                  --------

                              2ALERTME.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS
                          FOR THE THREE MONTHS ENDED
                                MARCH 31, 2000
                                  (Unaudited)

Revenues                                                                $     0

Cost of Sales                                                                 0
                                                                        -------

Gross Profit                                                                  0

Operating  Expenses
     Depreciation                                                           186
     General & Administrative Expense                                     1,936
     Programming                                                          4,000
Total Operating Expenses                                                  6,122

Miscellaneous Other Deductions                                                0
                                                                        -------

Total Expenses                                                            6,122
                                                                        -------

Earnings (Loss)                                                         $(6,122)

                              2ALERTME.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                   For the Three Months Ended March 31, 2000
                                  (Unaudited)


                                                                                  Paid In       Accum.
                                                   Common Shares   Common Stock   Capital       Deficit        Total
                                                   -------------   ------------   -------       -------      ---------
December 31, 1999                                    1,185,000       $30,000       $6,722      $(16,529)     $(20,193)

Loss, Month Ending March 31, 2000                                                   6,722        (6,122)       (6,122)
                                                     ---------       -------       ------      --------      --------
Balance, March 31, 2000                              1,185,000       $30,000       $6,722      $(22,651)     $ 14,071

                              2ALERTME.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
                   For the Three Months ended March 31, 2000
                                  (Unaudited)


Cash Flows from Operating Activities:

         Net Profit (Loss)                                                 $ (6,122)

Adjustments to reconcile net income to net cash provided by operating activities:

         Depreciation                                                           186
         Decrease (increase) in operating assets:                                 0

         Increase (decrease) in operating liabilities:                            0
                                                                           --------
         Total Adjustments to Net Profit                                        186

         Net Cash Provided by Operating Activities                           (5,935)

Cash Flows from Investing Activities:
         Property and Equipment Expenditures                                 (1,861)
         Cash Used by Investing Activities                                    1,861

Cash Flows from Financing Activities:

         Net Cash Provided By Financing Activities                                0

                           Net Increase (decrease) in Cash                   (7,797)
                                                                           --------

Cash at December 31, 1999                                                    20,193

Cash at  March 31, 2000                                                    $ 12,396

                              2ALERTME.COM, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS



NOTE 1 - ORGANIZATION

         2AlertMe.com, Inc. (A Development Stage Company) (the "Company") was incorporated under the laws of the State of Illinois on May 26, 1999, with an authorized capital of 2,000,000 shares of no par value common stock.

         The Company's product is a notification system that enables subscribers to receive real time notification when their stock reaches a predetermined trading price or volume. Notification channels include touch-tone phone, PCS phone, pager, e-mail and/or fax. If notified by phone, subscribers can be automatically connected to a broker to place trades immediately in response to market changes.

         The Company is a development stage company, as defined in Financial Accounting Standards board No. 7. The Company is devoting substantially all of its present efforts in securing and establishing a new business, and although its planned principal operations have commenced, there have been no significant revenues derived therefrom. In addition, the Company does not presently have adequate financing to carry out its business plan. Management's plans include obtaining working capital funds by seeking additional funding from private and public equity investments to meet such needs.

         The accompanying financial statements should not be regarded as typical for normal operating periods. The financial statements have been prepared on the basis of accounting principles applicable to a going concern. The continuation of the Company as a going concern is dependent upon the success of the Company in obtaining additional funding and the future success of 2AlertMe operations.


NOTE 2 - SUBSEQUENT EVENTS

         On May 1, 2000, the Company entered into an "Asset Purchase Agreement" with SpectraFAX Corp., whereby all of the Company's assets, properties, goodwill and business of every kind was transferred to SpectraFAX Corp. The purchase price was $125,000 less the amount of cash ($14,771) purchased as an asset, issuance of 200,000 shares of SpectraFAX Corp. common stock, and an option to acquire 200,000 shares of SpectraFAX Corp. stock at $3.50 per share, expiring in ten years.

                                SPECTRAFAX CORP.
                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On May 1, 2000, SpectraFAX Corp. completed an "Asset Purchase Agreement" with 2AlertMe.com, Inc. to purchase all of its assets, properties and goodwill. The purchase price was $125,000 cash, less the amount of cash purchased as an asset, or $12,396, the issuance of 200,000 shares of SpectraFAX common stock at $0.70 per share, and an option to acquire 200,000 shares of SpectraFAX common stock at $3.50 per share, expiring in ten years. SpectraFAX paid $125,000 and recorded the issuance of the 200,000 shares of common stock at the fair market value of the common stock at the date of issuance, which was $1.00 per share, because the fair market value exceeded the value in the asset purchase agreement. The options were not valued because the exercise price of the options exceeded the fair market value of the common stock at the date of issuance.

The accompanying pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or the result of operations, which would actually have been reported had the acquisition been in effect during the periods presented, or which may be reported in the future.

The pro forma Balance Sheet has been omitted since the transaction occurred during the most recent interim Balance Sheet. A description of the transaction is included in Note 3 to the interim financial statements.

                                SPECTRAFAX CORP.
                        PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                         2ALERTME     SPECTRAFAX
                                                         (Before       (Before                                      After
                                                       Acquisition)  Acquisition)      Total       Adjustments    Acquisition

Revenues                                             $         0      $ 2,501,084   $2,501,084                   $  2,501,084

Cost of Sales                                                  0          845,669      845,669                        845,669
                                                     -----------      -----------   ----------                   ------------

Gross Profit                                                   0        1,655,415    1,655,415                      1,655,415

Selling, General and Administrative Expenses
            Marketing and Sales                                0          742,308      742,308                        742,308
            General and Administrative                     2,580          909,793      912,373       31,428           943,801
            Research and Development Expenses             13,949          430,029      443,978                        443,978
                                                        --------      -----------   ----------                   ------------
Total Selling, General and Administrative
  Expenses                                                16,529        2,082,130    2,098,659                      2,130,087
                                                        --------      -----------   ----------                   ------------

Net Operating Loss                                       (16,529)        (426,715)    (443,244)                      (474,672)

Other Expense
             Interest Expense                                  0         (121,707)    (121,707)                      (121,707)
                                                     -----------      -----------   ----------                   ------------

Net Loss Available to Common Stockholders            $   (16,529)     $  (548,422)  $ (564,951)                  $   (596,379)
                                                     ===========      ===========   ==========                   ============
Basic Loss Per Common Share                          $     (0.04)           (0.03)                               $      (0.03)

Basic Weighted Average Number of
Common Shares Outstanding                                444,375       18,003,300                   200,000        18,203,300
                                                     ===========      ===========                                ============

NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

(1) Goodwill is being amortized over its estimated useful life, not to exceed forty years. For pro forma purposes, a ten-year life has been used. Fixed Assets are being depreciated over estimated useful lives, or five years. Included in pro forma adjustments at December 31, 1999 are amortization of $31,093 and $335 of depreciation.

                                SPECTRAFAX CORP.
                       PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

                                                2ALERTME     SPECTRAFAX
                                                (Before       (Before                                      After
                                              Acquisition)  Acquisition)       TOTAL      Adjustments    Acquisition
Revenues                                        $     0     $   390,391    $    390,391                   $   390,391
Cost of Sales                                         0         256,855         256,855                       256,855
                                                -------     -----------    ------------                   -----------
Gross Profit                                          0         133,536         133,536                       133,536
Selling, General and Administrative Expenses
            Marketing and Sales                       0         445,221         445,221                       445,221
            General and Administrative            6,122         473,606         479,728      15,714           495,442
            Research and Development Expenses         0         205,012         205,012                       205,012
                                                -------     -----------    ------------                   -----------
Total Selling, General and Administrative
  Expenses                                        6,122       1,123,839       1,129,961                     1,145,675
                                               --------     -----------    ------------                   -----------
Net Operating Loss                               (6,122)       (990,303)       (996,425)                   (1,012,139)
Other Income (Expense)
             Interest Income                          0          10,701          10,701                        10,701
             Interest Expense                         0         (76,506)        (76,506)                      (76,506)
                                                -------     -----------    ------------                   -----------
Total Other Expense                                   0         (65,805)        (65,805)                      (65,805)
                                                -------     -----------    ------------                   -----------
Net Loss Available to Common Stockholders       $(6,122)    $(1,056,108)   $ (1,062,230)                  $(1,077,944)
                                                =======     ===========    ============                   ===========
Basic Loss Per Common Share                                 $     (0.05)   $      (0.05)                  $     (0.05)
                                                            ===========    ============                   ===========
Basis Weighted Average Number of
Common Shares Outstanding                                    20,000,913      20,000,913     200,000        20,200,913
                                                            ===========    ============                   ===========

NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Goodwill is being amortized over its estimated useful life, not to exceed forty years. For pro forma purposes, a ten-year life has been used. Fixed assets are being depreciated over estimated useful lives, or fives years. Included in pro forma adjustments at June 30, 2000, are amortization of $15,546 and depreciation of $168.


The operations of 2AlertMe include the activity through the acquisition date (May 1, 2000) by SpectraFAX. There was no activity in 2AlertMe subsequent to March 31, and therefore the March 31 numbers have been included as operations through the acquisition date (May 1, 2000).

                                    PART III

ITEM 1. INDEX TO EXHIBITS

2.1      Articles of Incorporation*
2.2      By-laws*
3.1 See Exhibits 2.1 and 2.2 for provisions of the Articles of Incorporation and Bylaws of the Company defining rights of holders of the Company's Common Stock*
3.2      Specimen Stock Certificate*
10       Consent of Independent Auditor
10.1 Copy of Asset Purchase Agreement dated as of May 1, 2000 among 2AlertMe, Inc., an Illinois corporation and StectraFAX Corp., a Florida corporation*
10.2     Copy of Service Agreement with Paragon Investments, Inc.*
12 Cautionary Statements for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995*
-----------
* Previously Filed

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized as of this 11th day of October, 2000.



                                          SpectraFAX Corp.


                                          By: /s/ Thomas Conwell
                                          ------------------------------
                                          Name:   Thomas Conwell
                                          Title:  Chief Executive Officer